IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for March 27, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82831
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on March 27, 2002.

IndyMac MBS, INC.

By: /s/ Victor H. Woodworth
Victor H. Woodworth
Vice President

NY1 5159912v2

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

PMI Mortgage Insurance Co. Mortgage Pool Policy of Insurance
(with Schedule Endorsement)

for

IndyMac MBS, Inc.

Residential Asset Securitization Trust 2002-A3
Mortgage Pass-Through Certificates, Series 2002-C

MORTGAGE INSURANCE CO.®

MORTGAGE POOL POLICY OF INSURANCE

I. DECLARATIONS:

A. Company: PMI Mortgage Insurance Co.
601 Montgomery Street
San Francisco, CA 94111
(415) 788-7878
Nationwide: (800) 288-1970

B. Insured: Bankers Trust of California N.A as Trustee

C. Servicer, Address, ZIP: IndyMac Bank, FSB
155 North Lake
Pasadena, CA 91107

D. Policy Number: 22-071 E. Effective Date: March 1, 2002

F. Transaction Identification: Residential Asset Securitization Trust 2002-A3

G. Total Initial Principal Balance: $253,002,452

H. Aggregate Loss Percentage: 3.5% I. Aggregate Stop Loss Limit $8,855,086

J. Type of Coverage:
[CHECK ONE]

Traditional Pool: 100% coverage per loss on a Mortgage Agreement subject to Aggregate Stop Loss Limit.

[X] **mpi MODIFIED**℠ Pool: Up to ** Percentage coverage of the Initial Principal Balance per loss on a Mortgage Agreement subject to Aggregate Stop Loss Limit.

K. Optional Endorsements: None

L. Special Conditions: The Policy is subject to the following special conditions:

** Coverage will be calculated by applying the following formula to the UPB of the Mortgage Agreement:

[1 – Existing Primary Coverage %] – [60% / LTV%]

O Accumulating Pool: Maximum Total Initial Principal Balance

O Statistically Sampled Program

M. Deductible: [X] No

N. Premium Rates:

Initial Annual Premium Rate: 0.284% {28.4 basis points}

Renewal Annual Premium Rate: 0.284% of the [check one]

Total Initial Principal Balance ☒ Total Amortized Principal Balance

O. Policy Premium:

Initial Annual Premium: $718,527

Initial Premium Payment: $718,527

P. Premium Due Dates:

The Initial Premium Payment is due on or before the Effective Date for the Policy to become effective. Subsequent Premium Payments (whether the balance of the Initial Annual Premium or Renewal Premium) are due at [check one]

monthly quarterly
☒ annual [other, please specify] ____________

intervals on the 1st day of [check one]

each month, every third month,
☒ every twelfth month [other, please specify] every ____________

following the Effective Date for the Policy to remain in force and to be periodically renewed thereafter.

Q. Premium Payment Procedures: [Check one]

☒ Wire transfer funds on Premium Due Date, for receipt prior to 12 noon Pacific Time, to:

Bank of America
San Francisco
Notify ABA #121000358
Attention: PMI/Pool/22-071 Modified Pool

Notify:

O Deliver or mail a check, money order, cashier's check or bank draft for receipt by the Company by close of business on the Premium Due Date to:

PMI Mortgage Insurance Co.
601 Montgomery Street
San Francisco, California 94111
Attention:

MORTGAGE INSURANCE CO.®

MORTGAGE POOL POLICY OF INSURANCE

II.
INSURING Insurance AGREEMENT

PMI Mortgage Co., a stock insurance company (herein called the "Company"), agrees to pay to the Insured any Covered Loss due to the Default by a Borrower on a Mortgage Agreement, as excess coverage over any other valid and collectable Primary Coverage applying to that Mortgage Agreement, subject to the limits, conditions and exclusions herein contained. This Policy is issued in reliance upon the Insured's statements and descriptions, both oral and written, relative to the Mortgage Agreements made in the Application for the insurance provided by this Policy. PAYMENT OF A COVERED LOSS HEREUNDER IS CONDITIONED UPON THE PAYMENT OF A PRIMARY CLAIM UNDER PRIMARY COVERAGE OR THE EXCLUSION FROM COVERAGE OF ANY PORTION OF A CLAIM THAT WOULD HAVE BEEN PAID UNDER REQUIRED PRIMARY COVERAGE, unless waived by the Company or unless the Mortgage Agreement for which Claim is made is exempt from the requirement of Primary Coverage pursuant to Section IV., G. (Primary Coverage Requirement).

IN WITNESS WHEREOF the Company has caused its Corporate Seal to be hereto affixed, and these presents to be signed by its duly authorized officers, in facsimile, to become effective (UPON PAYMENT OF INITIAL PREMIUM) as their original seals and signatures and binding on the Company, upon countersignature by its duly authorized representative.

President

Secretary

Authorized Representative

TERMS AND CONDITIONS

III. DEFINITIONS:

A. **Accumulating Pool** means a Transaction where some or all of the Mortgage Agreements are pooled or added after the issuance of this Policy, and for which coverage under this Policy is obtained by the Insured's delivery, and the Company's acceptance, of a Supplementary Schedule.

B. **Adjusted Stop Loss Limit** means the Aggregate Stop Loss Limit as adjusted pursuant to Section VI., D. (Adjustments to Aggregate Stop Loss Limit).

C. **Aggregate Stop Loss Limit** means the "Aggregate Loss Percentage" shown in Section I., H., (Aggregate Loss Percentage), multiplied by the Total Initial Principal Balances.

D. **Application** means the Insured's statements and descriptions, both oral and written, relative to the Mortgage Agreements, made in connection with the application or negotiation for the insurance provided by this Policy, including the representations made, and documents executed by any Borrower, as evidenced by documents, writings, electronic media transfers, telephone data transmissions, and the like.

E. **Appropriate Proceedings** means any legal or administrative action or proceeding by the Insured affecting either the Mortgage Agreement or the title to the Property, and include, but are not limited to:

1. enforcing the terms of the Mortgage Agreement as allowed by the laws where the Property is located; or
2. establishing a deficiency amount where appropriate and permissible and where directed by the Company; or
3. acquiring all the Borrower's right and title to the Property in the Insured's name, but excluding any voluntary conveyance under Condition VI.,A.,4., (Voluntary Conveyance); or
4. asserting the Insured's interest in the Property in a Borrower's bankruptcy or similar proceeding.

F. **Approved Sale** means:

1. a sale of a Property, approved by the Company before its closing, made or arranged by the Insured because of a Default by a Borrower; or
2. a foreclosure or trustee's sale of a Property to a third party at a price equal to or greater than the minimum amount specified by the Primary Coverage carrier or, if no instruction is given by the Primary Coverage carrier or no

Primary Coverage is involved, the price specified by the Company to be bid by the Insured at such sale; or

3. the acquisition of a Property by the insurer providing Primary Coverage on a Mortgage Agreement; or

4. the acquisition of a Property by the Company pursuant to Sections VI., A., 6., e.; (Additional Limitations), VI, B., 2 (Claim Payment Option) or VI.,C.,2. (Claim Payment Procedures).

G. **Borrower** means any Person required to repay the debt obligation created pursuant to the Mortgage Agreement. The Borrower may be more than one Person, and the term shall include any co-signer or guarantor of the Mortgage Agreement.

H. **Borrower's Own Funds** means any funds owned by the Borrower and neither borrowed from other sources, nor subject to refund, rebate, or repayment.

I. **Claim** means the timely filed written request, made on a form provided by or in a manner approved by the Company, to receive benefits of this Policy. A Claim received by the Company containing all information or proof required by the Company shall be called a **Perfected Claim.**

J. **Claim Adjustment Period** means a sixty (60) day period following the filing of a Claim with the Company provided that such period shall be extended by the number of days elapsed from the date the Company sends notice of deficiency of a Claim to the Insured to the date that the Insured files a Perfected Claim with the Company

K. **Commitment** means any offer letter or document issued by the Company indicating the terms and conditions, pursuant to which the Company agreed to issue this Policy, or in the case of an Accumulating Pool, agreed to extend coverage to Mortgage Agreements to be added to or pooled into the Transaction and hereafter insured under this Policy.

L. **Covered Loss** means the liability of the Company with respect to a Mortgage Agreement calculated in accordance with this Policy. Covered Loss under this Policy may be less than, but in no event greater than, the Insured's actual loss on a Mortgage Agreement, which is the amount of money required to restore to the Insured its actual damages attributable to the Default under the Mortgage Agreement, net of any proceeds from Primary Coverage on such Mortgage Agreement. A Covered Loss shall be deemed to have occurred when a Default occurs while coverage with respect to that Mortgage Agreement is in force, notwithstanding that the amount of the Covered Loss is not then either presently ascertainable or due and payable.

M. **Default** means the failure by a Borrower to pay when due an amount equal to or greater than one (1) regular periodic payment due under the terms of a Mortgage Agreement or the failure by a Borrower to pay when due all amounts

due under a Mortgage Agreement after the exercise by the Insured of the "due on sale" provision of such Mortgage Agreement, but does not mean any other nonmonetary default or violation of any other term or condition of the Mortgage Agreement which would allow for acceleration of the debt or foreclosure or other action to realize upon the security provided by the Mortgage Agreement. A Mortgage Agreement is deemed to be in Default for the period for which, as of the close of business on the installment due date, a scheduled installment payment has not been made. For example, a Mortgage Agreement is "four periodic payments in Default" if the periodic payments due on January 1 through April 1 remain unpaid as of the close of business on April 1.

N. **Default Amount** means the unpaid principal balance of the Mortgage Agreement as of the date of Default excluding any Negative Amortization.

O. **Deficiency Expenses** means reasonable attorneys fees and necessary court costs incurred by the Insured for any Appropriate Proceedings in which the Insured participates solely at the request of the Company. Additional interest accruing on the Mortgage Agreement during the pendency of the portion of Appropriate Proceedings in which the Insured participates solely at the request of the Company shall be included in Deficiency Expenses. The Insured will be deemed to be participating in Appropriate Proceedings solely at the request of the Company when such proceedings are not a condition precedent to obtaining Good and Merchantable Title to or Possession of a Property and after the Insured has delivered a written explanation to the Company of why such proceedings will not, or are not likely to, benefit the Insured.

P. **Effective Date** means, provided that premium has been paid as required herein, 12:01 A.M. on the date indicated as the Effective Date in Section I., (Declarations), with the exception that if this Policy is an Accumulating Pool policy as provided in Section IV., K., (Extension of Coverage for Accumulating Pool), then (i) the date of issuance of this Policy shall be deemed to be the Effective Date indicated in Section I., (Declarations), and (ii) the Effective Date for Mortgage Agreements covered by this Policy after the date this Policy is issued shall be determined as provided in said Section IV., K.

Q. **First Party** means (a) the Insured or any officer, employee or agent of the Insured or (b) any of the following Persons: the correspondent lender, mortgage loan broker or other intermediary underwriting or originating the Mortgage Agreement on behalf of the Insured or the originating lender; or escrow or closing agents or anyone under contract with the Insured or originating lender in connection with the origination of such Mortgage Agreement, such as an appraiser.

R. **Five Percent (5%) Down Payment** means (i) a cash contribution made by the Borrower, either prior to or at the time the Mortgage Agreement is originated, from the Borrower's Own Funds towards the purchase price of the Property in an amount not less than five percent (5%) of the FMV of the Property, or (ii)

a verifiable equity in the Property vested in the Borrower only, which is equal in value to five percent (5%) or more of the FMV of the Property after completion of the improvements in accordance with the Original Appraisal.

S. **FMV** means the fair market value of a Property as of a specific date which shall be equal to the lesser of the appraised value or the sale price of the Property on that date.

T. **Good and Merchantable Title** means title to the Property, free and clear of all liens and encumbrances, covenants, conditions, restrictions and easements, except for:

1. any lien established by public bond, assessment or tax, when no installment, call or payment of or under such bond, assessment or tax is delinquent; and

2. any municipal or zoning ordinances, building restrictions or other restrictions, covenants, regulations of use, provided the Property is in compliance with, and its intended use and occupancy is not materially adversely affected by, such restrictions, covenants, regulations or ordinances; and

3. easements, rights of way, sewer and utility rights, mineral, oil or timber rights, or any impediments which will not have a materially adverse effect on either the transferability of the Property or the sale thereof to a bona fide purchaser.

The Property must have, at a minimum, the following characteristics to establish Good and Merchantable Title: (i) adequate means of ingress and egress; (ii) the right to use water and sewer facilities appertaining to the Property, whether such rights be by virtue of public easement or private grant; and (iii) the Property must be free of any toxic waste or environmental contamination or similar hazard or claim of such hazard which has resulted in a lien on the Property pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, or similar federal or state law providing for liens in connection with the clean up of environmental conditions, or where proceedings to initiate such a lien are threatened or pending, unless otherwise agreed to by the Company.

U. **Initial Principal Balance** means the unpaid principal balance of a Mortgage Agreement as indicated on the Schedule attached to this Policy, except that for an Accumulating Pool, it means the unpaid principal balance of a Mortgage Agreement as indicated on the Supplementary Schedule.

V. **Insured** means:

1. the Person or Persons designated in Section I., (Declarations), of this Policy; or

2. any Person, other than a natural Person, (i) to whom coverage has been assigned, (ii) to whom approval of such assignment has been granted by the Company in accordance with Section IV., E., (Change of Insured or Servicer; Modifications of Mortgage Agreements), and (iii) who owns the Mortgage Loans, either for its own benefit or as trustee under the terms of the Transaction.

W. Mortgage Agreement means any note and the indebtedness which it evidences, together with the mortgage, bond, deed of trust, or other instrument securing said note, which is included in the Transaction and insured under this Policy, and for which coverage has not been rescinded.

X, mpi MODIFIED℠ Pool Coverage means excess mortgage guaranty insurance which provides some percentage less than 100% coverage with respect to a Mortgage Agreement after deducting the proceeds of any applicable Primary Coverage and subject to the Adjusted Stop Loss Limit. The Percentage Coverage per Covered Loss provided by this Policy is set forth in Section I., (Declarations).

Y. Negative Amortization means the expected additions to the principal amount of a Mortgage Agreement arising from the insufficiency of regularly scheduled payments to cover interest as it accrues against the principal amount of the Mortgage Agreement as provided for therein.

Z. Net Claim Loss means at any time, an amount equal to the aggregate of all Covered Losses paid hereunder and included in the Deductible, if applicable, after subtracting from each Covered Loss the net proceeds received by the Company on the disposition of the related Property up to the amount of that Covered Loss, but not deducting any other recoveries received by the Company with respect to the Mortgage Agreement, the Property, or the Borrower.

AA. Original Appraisal means the appraisal, other report or description of the Property, obtained by the lender under the Mortgage Agreement at the time it was originated, which establishes the value of the Property at that time.

BB. Person means any individual natural person, or any corporation, partnership, association or other legally cognizable entity.

CC. Physical Damage means damage to a Property that adversely effects the use, marketability, or value of the Property, including but not limited to damage to adjacent property caused by contamination, poisoning or pollution of subjacent earth or water or of the atmosphere in the immediate vicinity of the Property.

DD. Policy means this contract of insurance together with the Application, all endorsements, the Schedule, any Supplementary Schedule(s), any conditions and certificates, all of which are incorporated into the Policy for all purposes.

EE. **Possession** means actual and physical occupancy and control of the Property.

FF. **Primary Coverage** means a mortgage guaranty insurance policy, certificate or guarantee, issued by a mortgage guaranty insurance company or governmental agency or instrumentality approved by the Company, with respect to an individual Mortgage Agreement.

GG. **Property** means the real property and all improvements thereon including chattel items which comprise the security for the Mortgage Agreement and any built in appliances, including all replacements or additions thereto, together with all easements and appurtenances, all rights of access, and all rights to use, as well as any co-ownership interests in common areas, recreational and appurtenant facilities.

HH. **Qualified** means the Company is (i) duly qualified under applicable state law as a mortgage guaranty insurance company, and (ii) duly authorized to issue the insurance provided by this Policy.

II. **Residential** means:

1. a type of building which is designed for occupancy by not more than four families; or
2. a single-family condominium or planned unit development unit; or
3. any other single-family residence unit as to which Good and Merchantable Title may be held or conveyed freely under law, which meets the criteria established for the Transaction, and which the Company has approved in writing.

JJ. **Schedule** means the list of Mortgage Agreements included in the Transaction which is attached to, and hereby made part of, the Policy.

KK. **Servicer** means that Person, other than a natural Person, who, at any time, is servicing the Mortgage Agreements (as a master servicer, if subservicing is also involved) with respect to Insured's obligations under the Policy.

LL. **Supplementary Schedule** means a schedule of those Mortgage Agreements included in a Transaction after the issuance of this Policy, delivered by the Insured to the Company and which, upon acceptance by the Company, allows for such Mortgage Agreements to be added to an Accumulating Pool insured by this Policy, upon payment of the applicable premium therefor.

MM. **Total Amortized Principal Balance** means the sum of the unpaid principal balances of the Mortgage Agreements outstanding as of the applicable "paid to" or "paid through" date, as calculated after giving effect to scheduled principal payments due before such date.

NN. **Total Initial Principal Balance** means the sum of the Initial Principal Balances of all the Mortgage Agreements.

OO. Traditional Pool Coverage means mortgage guaranty insurance which provides 100% coverage of Covered Loss with respect to a Mortgage Agreement after deducting the proceeds of any applicable Primary Coverage and subject to the Adjusted Stop Loss Limit set forth in Section VI., D., (Adjustments to Aggregate Stop Loss Limit).

PP. Transaction means the bond, security, or other type of instrument which gives rise to the pooling of the Mortgage Agreements insured under the Policy. Where permitted by applicable law, a Transaction may arise solely by designation or identification of the Mortgage Agreements as a pool, without a transfer of ownership or securitization.

IV. CONDITIONS

A. Application; Issuance of Policy.

The Application is incorporated herein by reference and made a part hereof for all purposes: The Policy is issued in reliance upon the Application and on the representations referred to in Section II., (Insuring Agreement), and Section VII., C., (Representations and Reliance; Incontestability).

B. Initial Premium Payment.

The Insured shall forward the Initial Premium Payment, shown in Section I., (Declarations), to the Company, which Initial Premium Payment must be received by the tenth (10th) day following the Effective Date to establish coverage as of the Effective Date.

C. Subsequent and Renewal Premiums.

1. The balance, if any, of the Initial Annual Premium and Renewal Premiums must be paid to and received by the Company at the intervals shown in Section I., (Declarations).

2. If the Insured has elected to make premium payments on a monthly, quarterly, or more frequently than annual basis, the Insured (i) agrees to provide information about the Mortgage Agreements via magnetic tape or other medium, in a format and with content acceptable to the Company, at least two (2) business days prior to each premium due date or such other date as may be agreed upon between the Insured and the Company, and (ii) agrees that the Company shall be under no obligation to give any prior notice of the due date or the amount of premium payments due under this Policy.

3. If the Insured has elected to make premium payments on an annual basis, the Company shall send a notice of the premium due date and the amount of premium due calculated on the basis of the most current information

available to the Company, at least thirty (30) days prior to such due date. It is understood that the Insured shall use its best efforts to supply the Company with current information about the Mortgage Loans at least thirty five (35) days prior to the annual premium due date, and if possible, such information shall be transmitted via magnetic tape, in a format and with content acceptable to the Company.

4. If the premium is miscalculated due to the Insured's failure to provide current or accurate information, the Company's only obligation shall be to refund any excess premium received (without interest thereon) upon delivery by the Insured of more current and accurate information. The Insured remains obligated to pay any additional premium if the miscalculation of premium resulted in an understatement of the correct premium due. Renewal Premiums shall be calculated in accordance with the terms set forth in Section I., (Declarations) based upon the most current information furnished by the Insured to the Company.

5. For Accumulating Pool coverage, premiums payable for each Supplementary Schedule may be aggregated for the purposes of calculating premium so that the only separate premium payment for each Supplementary Schedule shall be at the time the Supplementary Schedule is added to this Policy, or each Supplementary Schedule may, if indicated in Section I., L. (Special Conditions), be treated separately, with different premium rates in effect for different Supplementary Schedules. Such separate initial premium payment for each Supplementary Schedule must be paid before the Company will issue a Supplementary Schedule allowing the Mortgage Agreements listed therein to be added to the Policy.

   FAILURE TO PAY SUBSEQUENT INSTALLMENTS OF THE INITIAL ANNUAL PREMIUM OR RENEWAL PREMIUMS BY THE DATE SPECIFIED IN SECTION I., (DECLARATIONS), WILL CAUSE THIS POLICY AND THE COVERAGE PROVIDED BY IT TO LAPSE AS OF SUCH PREMIUM DUE DATE.

D. **Cancellation; Lapse; Expiration.**

1. This Policy may not be canceled by the Insured with the exception that if at any time the Company should cease to be Qualified, the Insured may cancel this Policy upon thirty (30) days written notice. No premium shall be refunded under this Policy except if the Insured cancels the Policy due to the Company ceasing to be Qualified. In the event of such cancellation, all coverage will cease as of the date of cancellation, and Defaults occurring after that date will not be covered, anything in the Policy to the contrary notwithstanding. In addition, coverage shall automatically be canceled for any individual Mortgage Agreement at such time as (i) it is paid in full, (ii) is no longer part of the Transaction, or (iii) it is otherwise disposed of by the Insured. Cancellation, lapse or expiration subsequent to a Default does not impair or terminate coverage with respect to the related Covered Loss (See Section III, K., [Covered Loss]).

2. The Company shall have no right to cancel this Policy. However, failure to pay any subsequent or Renewal Premium payment on or before thirty (30) days after receipt of notice from the Company that such payment is due and unpaid, or such longer period of time as may be required by applicable law, will cause this Policy and the coverage provided hereby to lapse as of 12:00 a.m. on the last day of the applicable notice period. Reinstatement of coverage after receipt of a late premium payment shall be at the Company's sole discretion. Any Default occurring after the last day of the applicable notice period and prior to the date on which the premium payment was received by the Company will not be covered, and the Company's only obligation with respect to such Default shall be to return that portion of the late premium and subsequent premium payments received attributable to the Defaulted Mortgage Agreement.

3. Unless it lapses or is canceled as above provided, this Policy shall continue in force until one of the following occurs: (i) each Mortgage Agreement has either been paid in full, is no longer part of the Transaction or is otherwise liquidated, (ii) the instrument giving rise to the Transaction is redeemed, repurchased, canceled or otherwise extinguished, or (iii) subject to the provisions of Section VI., B., 2., and C., 2. the Aggregate Stop Loss Limit has been fully paid.

E. **Change of Insured or Servicer; Modifications of Mortgage Agreements.**

1. Unless the prior written approval of the Company is obtained, the Insured may not transfer, sell or assign the Mortgage Agreements, or the coverage provided by this Policy. The Company shall not unreasonably withhold approval of a proposed Insured. The transfer, sale or assignment of individual Mortgage Agreements is subject to the provisions of Section IV., D., 1. above. If all of the Mortgage Agreements are transferred, sold or assigned by the Insured, coverage will continue PROVIDED THAT (a) notice thereof is given to the Company within thirty (30) days of such change, (b) the change in ownership, however denominated, is not occasioned by the redemption, repurchase, cancellation or other method of extinguishment of the Transaction, and (c) the Company approves the change in writing. The Company's approval is deemed to be given for the transfer, sale or assignment of all of the Mortgage Agreements to a federally insured bank or savings association, an institutional investor, the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or to a FNMA or FHLMC approved mortgage banker, provided that notice of the same is given as required by this paragraph. The Company shall give prompt written notice of its determination that an assignment, transfer or sale of the Mortgage Agreements is unacceptable.

2. Unless the prior written approval of the Company is obtained, the Insured may not transfer, sell or assign the servicing of any of the Mortgage Agreements. If any servicing of any of the Mortgage Agreements is

transferred, sold or assigned by the Insured, coverage will continue PROVIDED THAT (a) notice thereof is given to the Company within thirty (30) days of such change, and (b) the Company approves the change in writing. The Company shall not unreasonably withhold approval of a proposed Servicer. The Company shall give prompt written notice of its determination that an assignment, transfer or sale of the servicing of, or a Servicer of, the Mortgage Agreements is unacceptable.

3. Unless the prior written approval of the Company is obtained , the Insured shall not make any change in the terms of any Mortgage Agreement except as provided by the instrument, including, but not limited to, any change in the amount of the indebtedness, the interest rate, the use of escrow funds or other funds, term or amortization schedule of the Mortgage Agreement, use of the Property, or change in the identity or relationship of any Borrower, nor release any Borrower from liability on a Mortgage Agreement.

4. Renewal or restructure of a Mortgage Agreement at the maturity of a Balloon Payment [hereinafter defined in Section V., G. (Balloon Payment)] and the assumption of a Mortgage Agreement by a purchaser of the Property, where the original Borrower is released, are changes in a Mortgage Agreement subject to Section IV., E., 3. above.

5. In addition to the approval requirement of Section IV., E., 3. above, if the principal balance of a Mortgage Agreement is increased over the amount of its Initial Principal Balance (excluding any Negative Amortization), the Insured shall pay an additional premium corresponding to the increase in coverage, at the rate shown in Section I., N., (Premium Rates).

6. The Company shall not unreasonably withhold any approval required to be obtained in connection with any of the changes listed in this Section IV., E.; however, failure by the Insured to obtain any such approval with respect to any individual Mortgage Agreement shall constitute a waiver of coverage for that Mortgage Agreement and failure to obtain the Company's approval with respect to all of the Mortgage Agreements shall relieve the Company of any further liability under the terms of this Policy.

F. **Down Payment.**

Every Borrower must make a minimum of Five Percent (5%) Down Payment. Any concessions, rebates or credits given to the Borrower during or after the closing of the Mortgage Agreement, which would reduce the down payment to less than five percent (5%) of the FMV of the Property as of such closing, will invalidate this Policy as to that Mortgage Agreement.

G. **Primary Coverage Requirement.**

Each Mortgage Agreement that represents more than eighty percent (80%) of the FMV of the Property as of the date such Mortgage Agreement is originated, is required to have Primary Coverage on the amount that exceeds seventy-five

percent (75%) of the FMV of the Property as of such date. Such Primary Coverage must remain in force until the earlier of (i) the date when the unpaid principal balance of the Mortgage Agreement is reduced to eighty percent (80%) or less of the FMV as of the date of origination of the Mortgage Agreement, or (ii) the date on which the Borrower may terminate paying for Primary Coverage as required by the laws of the state where the Property is located. If there is any conflict between the terms and conditions of, or any action required under any Primary Coverage and those contained in or required under this Policy, the Primary Coverage shall govern, provided that prior to taking any action or failing to take any action which would conflict with this Policy or with instructions from the Company, the Insured shall first have given the Primary Coverage carrier prior written notice of such conflict between the Primary Coverage and this Policy and shall have received written instructions from the Primary Coverage carrier as to the action to be taken, if any, with respect to the Primary Coverage. NOTWITHSTANDING THAT THE ISSUER OF THE PRIMARY COVERAGE MUST BE ACCEPTABLE TO THE COMPANY, THE INSURED ASSUMES ALL RISK OF COLLECTION UNDER ANY PRIMARY COVERAGE AND THE RISK OF INSOLVENCY OF THE ISSUER OF ANY PRIMARY COVERAGE, AS THOSE RISKS ARE NOT RISKS COVERED BY THIS POLICY.

H. **Coordination of Benefits; Duplicate Coverage.**

1. Only one policy of Primary Coverage shall be in effect for any individual Mortgage Agreement. In the event a Primary Coverage carrier is unable to pay a claim under the Primary Coverage due to the insolvency, receivership or similar condition of the Primary Coverage carrier, coverage will be adjusted as provided in Section V., I. (Absence of Required Coverage).

2. If duplicate policies of Primary Coverage are in effect for any Mortgage Agreement, no Claim will be payable hereunder until both Primary Coverage carriers have paid their full policy limits or have prorated the primary loss according to the provisions of their respective policies.

3. The coverage provided by this Policy is excess coverage over any other valid and collectible insurance that may apply to a Property or a Mortgage Agreement, regardless of the type or effective date of such other coverage.

I. **Type of Coverage.**

This Policy has been issued either as a Traditional Pool Coverage pool policy of mortgage guaranty insurance or as an **mpi MODIFIED℠** pool policy of mortgage guaranty insurance, as shown in Section I., (Declarations), and the deductible feature, if any, has been selected and is indicated therein. ONCE THE TYPE OF COVERAGE, TRADITIONAL POOL OR **MPI MODIFIED℠** HAS BEEN SELECTED, AND ONCE THE DEDUCTIBLE OPTION, IF ANY, HAS BEEN SELECTED, AND THIS POLICY IS ISSUED, NO ENDORSEMENT IS PERMITTED WHICH WILL CHANGE THE TYPE OF COVERAGE OR THE DEDUCTIBLE FEATURE HEREOF.

J. **Mitigation of Loss.**

The Insured and its Servicer shall attempt to limit and mitigate loss, by acting promptly and in good faith to obtain a cure of any Defaults; and, if such actions are unsuccessful, to promptly take such actions as necessary to effectuate a prompt Approved Sale or voluntary conveyance under Section VI., A., 4., (Voluntary Conveyance) of the Property. The Insured shall permit the Company to participate in workout activities for any Mortgage Agreements in Default, which may include, but are not limited to, collection of monies due under the Mortgage Agreement, obtaining information from the Borrower, developing payment schedules acceptable to the Insured, inspection of, and obtaining appraisals of, the Property. Failure of the Insured to comply with this Section IV., I., with respect to any Mortgage Agreement shall constitute a waiver or modification of coverage for that Mortgage Agreement, and failure to comply with this Section IV., I., with respect to all of the Mortgage Agreements shall constitute a waiver or modification of the coverage provided by this Policy. The Company shall attempt to limit and mitigate any loss to the Insured which is not Covered Loss.

K. **Extension of Coverage for Accumulating Pool.**

If the Commitment provides that, at the time this Policy is issued, all of the Mortgage Agreements to be insured hereunder will not have been identified to or made part of the Transaction, then coverage may be extended to Mortgage Agreements subsequent to the issuance hereof by the issuance by the Company of one or more endorsements attaching Supplementary Schedules, on or before the last date for the extension of coverage indicated in Section I., (Declarations). Notwithstanding that the Policy may become effective on the date of issuance, coverage for any Mortgage Agreements added to this Policy thereafter shall become effective for each such Mortgage Agreement on the date that the Supplementary Schedule on which such Mortgage Agreement is listed is attached to the Policy. Upon receipt of the premium for the Mortgage Agreements listed on each Supplementary Schedule it accepts, prorated for the period remaining in the current premium period, the Company shall issue an endorsement to this Policy attaching such Supplementary Schedule and indicating the Effective Date for the Mortgage Agreements listed thereon.

V. EXCLUSIONS

THE COMPANY SHALL NOT BE LIABLE FOR, AND THE POLICY SHALL NOT APPLY TO, EXTEND TO, OR COVER THE FOLLOWING:

A. **Effective Date Exclusion.**

Any Claim resulting from a Default occurring before the Effective Date of the Policy or after its lapse, cancellation, or expiration; or after coverage is

canceled with respect to any individual Mortgage Agreement for a Default under that Mortgage Agreement.

B. **Incomplete Construction Exclusion.**

Any Claim when, as of the date of such Claim or as of the date that claim was presented to the Primary Coverage insurer, construction of the Property had not been completed in accordance with the plans and specifications approved at the time the Mortgage Agreement was originated or in accordance with the Original Appraisal of the Property. This Exclusion B. shall not apply if the construction of the Property has been fully completed and any repairs necessary to restore the Property to its complete condition, reasonable wear and tear excepted, have been completed.

C. **Residential Property Exclusion.**

Any Claim where the Property is not, as of the date of the Mortgage Agreement and the Effective Date, Residential real property.

D. **Physical Damage Exclusion.**

Any Claim where there is Physical Damage to the Property, occurring for whatever reason, including, but not limited to: fire, destruction of tangible property, defects in construction, land subsidence, earth movement or slippage, flood, earthquake, war, civil insurrection, riot, nuclear reaction or radioactive waste, toxic waste or environmental contamination or similar hazard; destruction or removal of chattel items that were included as security for and subject to the lien or security interest created by the Mortgage Agreement; any type of damage to the Property or to adjacent properties by reason of poisoning or pollution of subjacent earth or water or of the atmosphere in the immediate area of the Property; or any matter as gives rise or may give rise to liability under the Comprehensive Environmental Response, Compensation and Liability Act or any similar law existing under either federal law or the law of the state where the Property is located.

Provided, however, that this Exclusion D. shall not apply to a Claim as long as:

1. The Physical Damage to the Property is not the result of a Catastrophic Event, and

2. (i) The Property has been restored to its condition as reported in the Original Appraisal (if reported as fully completed), reasonable wear and tear excepted; or

   (ii) where the Physical Damage involves other property adjacent to the Property, the condition giving rise to the liability or possible liability involving such other property has been cured or settled; or

(iii) both (i) and (ii) above where the Physical Damage involves both the Property and adjacent property.

For purposes of this Exclusion D. "Catastrophic Event" means Physical Damage affecting multiple properties including one or more Properties.

The Company may elect to waive this Exclusion D. and in lieu thereof, pay an amount equal to the Covered Loss that would otherwise be payable had the Property been completely restored.

E. **Negligence and Fraud Exclusion.**

Any Claim involving or arising out of, or any Claim where the origination of the Mortgage Agreement or extension of coverage hereunder involved or arose out of, any dishonest, fraudulent, criminal, or knowingly wrongful act (including error or omission) by the Insured, the Servicer or any agent of the Insured or Servicer, or any Claim involving or arising out of the negligence of the Insured or the Servicer, which negligence is material either to the acceptance of the risk or to the hazard assumed by the Company. In the event coverage is denied for any Claim pursuant to this Exclusion E., the Company shall refund all premiums paid for coverage on the Mortgage Agreement for which a claim has been made.

F. **Loan to Value Ratio Exclusion.**

Any Claim where the original principal balance of the Mortgage Agreement exceeded ninety-five percent (95%) of the FMV of the Property at the time the Mortgage Agreement was originated, and such fact was not disclosed to the Company at the time coverage under this Policy was extended to such Mortgage Agreement.

G. **Balloon Payment Exclusion.**

Any Claim arising out of or in connection with the failure of the Borrower to make any payment of principal and interest due under the Mortgage Agreement, which payment arises because the Insured exercises its right to call the Mortgage Agreement (which is not the right to accelerate the Mortgage Agreement due to a Default of the Borrower) or because the term of the Mortgage Agreement is shorter than the amortization period, and which payment is for an amount more than twice the regular periodic payments of principal and interest that are set forth in the Mortgage Agreement (commonly referred to as a "Balloon Payment"); provided, however, that this Exclusion shall not apply if the Insured or its Servicer offers the Borrower in writing, before the due date of the Balloon Payment, a renewal or extension of the Mortgage Agreement, or a new loan at market rates then current, in an amount not less than the then outstanding principal balance and with no decrease in the amortization period and the Borrower declines to seek such renewal or refinancing.

H. **Non-approved Servicer Exclusion.**

Any Claim occurring when the Servicer, at the time of Default or thereafter, was not approved by the Company, provided, however, that this Exclusion H. shall not apply to any Mortgage Agreements for which a Default occurs within one hundred fifty (150) days after the Company withdraws approval of a Servicer. If the Company decides to withdraw approval of a Servicer, it shall give written notice of the decision to the Insured.

I. **Absence of Required Primary Coverage Exclusion.**

Any Claim where the Primary Coverage has been rescinded, or where the Primary Coverage carrier has denied, excluded or rejected the Primary Coverage claim; and that portion of any Claim which would have been paid under the Primary Coverage had such Primary Coverage been paid in full, where the Insured has failed to maintain Primary Coverage, or a Primary Coverage carrier is unable, due to insolvency, receivership or similar condition, to pay a claim, for any Mortgage Agreement which is required to have Primary Coverage pursuant to Section IV., G., (Primary Coverage Requirement).

J. **Defenses to Mortgage Agreement Exclusion.**

That portion of any Claim equal to the amount of indebtedness from which the Borrower is entitled to be released, or any Claim against which the Borrower successfully asserts defenses that have the effect of releasing, in whole or in part, the Borrower's obligations to repay the Mortgage Agreement, provided however, this Exclusion J. shall not apply where the release of the Borrower is the result of a bankruptcy "cramdown" so long as the Insured has continued to pay premium on the full outstanding amount of the indebtedness created by the Mortgage Agreement and that all other conditions of this Policy have been met.

VI. CLAIM PAYMENT PROCEDURES

The following Claim payment procedures contain the conditions precedent to, and additional limitations upon the Company's obligation to pay Covered Losses under this Policy:

A. **For Both Traditional Pool and mpi MODIFIED℠ Pool Coverages.**

1. Notice of Default and Monthly Reports: The Insured shall notify the Company of a Default on a Mortgage Agreement (a) within forty-five (45) days of the Default if it occurs when the first payment is due under the Mortgage Agreement; or (b) within ten days after:

   (i) A Borrower is four (4) periodic payments in Default as defined in Section III., L., above, if the periodic payments are made monthly, but if the periodic payments are made more often than monthly, then not

later than ninety (90) days after the occurrence of a Default which remains uncured; or

(ii) Foreclosure or other Appropriate Proceedings have been commenced,

whichever occurs first. Such notice shall be on forms provided or approved by the Company. Unavailability of Company forms is not a valid reason for delay in reporting.
Thereafter the Insured shall report monthly on the status of the Mortgage Agreement and on the efforts taken to cure the Default, until either a Claim is submitted, until the Borrower is no longer in Default, or the Mortgage Agreement is no longer covered by this Policy. For purposes of this Policy, the term "Reporting Period" shall mean that period from the 21st day of any month through the 20th day of the next succeeding month, or such other period as may be reasonably established by the Insured. Once a system for communicating by magnetic tape or disk has been established by agreement between the Company and the Insured, reports and notices required by this Section VI., A., must be transmitted by magnetic tape or disk ("Reporting Tapes") to be received prior to the last business day of each month for all reportable events occurring during the preceding Reporting Period. Absent reporting by Reporting Tapes, the Insured shall transmit written reports on forms provided or approved by the Company.

2. Appropriate Proceedings: The Insured MUST begin Appropriate Proceedings no later than when the Mortgage Agreement becomes six (6) periodic payments in Default unless the Company provides written instructions that some other action be taken. The Company reserves the right to direct the Insured to institute Appropriate Proceedings at any time after Default. When either defending against or bringing Appropriate Proceedings, the Insured shall report the status of these proceedings to the Company as reasonably and expeditiously as possible.

   In conducting Appropriate Proceedings, the Insured shall:

   a. Diligently pursue the Appropriate Proceedings once they have begun;

   b. Apply for the appointment of a receiver and assignment of rents, if permitted by applicable law and requested by the Company;

   c. At the request of the Company, furnish the Company with copies of all notices and pleadings filed or required in the Appropriate Proceedings;

   d. Act so that its ability to preserve, transfer and assign to the Company its rights against the Borrower is not impaired; and so that the rights of the Company under this Policy against the Borrower are not adversely affected, including any rights to obtain a deficiency judgment;

e. Furnish the Company with a written statement indicating the estimated potential Covered Loss at least fifteen (15) days before the foreclosure sale; and

f. Bid an amount at the foreclosure sale which is consistent with any bidding instructions issued by the Company where no Primary Coverage is applicable, or by the Primary Coverage carrier, if such coverage is applicable. In the case of **mpi MODIFIED℠** Pool Coverage, if the Company's bidding instructions state a maximum bid, such maximum bid will never be less that the uninsured portion of the Mortgage Agreement.

3. Advances: In the event of Default, it shall be a condition precedent to payment of any Claim on any Mortgage Agreement that the Insured advance reasonable and necessary sums for the payment of:

   a. Hazard insurance premiums;

   b. Primary Coverage premiums, if any;

   c. Real estate property taxes;

   d. Property protection and preservation expenses, as approved in advance by the Company;

   e. Property sales expenses, as approved in advance by the Company;

   f. Customary foreclosure costs including customary court costs and reasonable attorneys' fees;

   g. Costs of other customary legal proceedings, as may be necessary to obtain Good and Merchantable Title to or Possession of the Property, as approved in advance by the Company; and

   h. Loss mitigation expenses, as approved in advance by the Company.

   The Company shall not unreasonably withhold approval of any of the above advances requiring its prior approval.

4. Voluntary Conveyance: The Insured may accept a conveyance of title from the Borrower in lieu of foreclosure or other proceedings if:

   a. The ability of the Insured to preserve, transfer and assign to the Company the Insured's rights against the Borrower is not impaired; and

   b. The rights of the Company under this Policy against the Borrower are not adversely affected; or, if

c. The written approval of the Company has been obtained; provided, however, it is understood that such approval shall not constitute nor be deemed an admission of liability by the Company with respect to coverage for the related Mortgage Agreement.

5. Claim Information: The Insured must provide the Company with:

a. All information requested on a Claim form provided or approved by the Company together with all information and documentation requested on or necessary to support the information on such form, including, but not limited to, all information regarding any Primary Coverage claim; and

b. all other documentation or information reasonably requested by the Company for purposes of investigating and/or adjusting the Claim.

6. Submission and Payment of Claims:

a. Claims with Primary Coverage. If Primary Coverage is required on a Mortgage Agreement, it shall be a condition precedent to payment of a Claim on such Mortgage Agreement that the Insured first submit and settle any claim for loss under such Primary Coverage. If the Insured negotiates a settlement on any basis other than shown in the Primary Coverage policy, the Insured must obtain the consent of the Company to such settlement.

A Claim must be filed with the Company on an appropriate form provided by or approved by the Company within sixty (60) days after any and all claims under the Primary Coverage have been paid, or within sixty (60) days after the Insured has conveyed title to the Property pursuant to an Approved Sale, whichever is later. The Company shall not unreasonably withhold consent to an Approved Sale.

b. Claims without Primary Coverage. Unless otherwise mutually agreed, a Claim must be filed with the company on an appropriate form provided by or approved by the Company, within sixty (60) days after the Insured has conveyed title to the Property pursuant to an Approved Sale. The Company shall not unreasonably withhold consent to an Approved Sale.

c. All Claims. Failure to file a Perfected Claim within sixty (60) days after such Claim could be filed under either (a) or (b) above shall (i) relieve the Company of any obligation to include interest on the Mortgage Agreement after such sixty (60) day period until the Perfected Claim is filed, in the calculation of Covered Loss, and (ii) entitle the Company to adjust such Claim to the extent that the Company is prejudiced by such late filing of the Claim, up to 100% of the Covered Loss. Unavailability of Company forms is not a valid reason to delay filing a Claim. If a Claim filed by the Insured is incomplete, the Company shall, within twenty

(20) days of receipt of a Claim, notify the Insured of all items needed to perfect the Claim. The Insured shall have up to an additional twenty (20) days from the date the Company sends written notice of such deficiency in which to file a Perfected Claim (See Section III., I.). If no notice of deficiency of the Claim is sent within the twenty (20) day period following receipt of the Claim by the Company, then the Claim shall be deemed to be perfected on receipt by the Company.

d. Payment of Loss: The Company shall pay to the Insured any Covered Loss due the Insured within thirty (30) days of receipt of a Perfected Claim. (See Section III., I.). In the event the Company does not pay a Perfected Claim within the aforesaid thirty (30) day period, it will pay interest on the Covered Loss at the rate due under the Mortgage Agreement.

e. Additional Limitations: An Approved Sale of the Property is a condition precedent to payment of a Claim on any Mortgage Agreement. The Company is under no obligation to acquire the Property but may elect to do so pursuant to Section VI., B., 2., or C., 2. In addition, if any Mortgage Agreement is subject to a recourse, repurchase or similar agreement, it is a condition precedent to payment of a Claim on such Mortgage Agreement that such recourse, repurchase or similar agreement have been settled with any and all amounts received under such agreement deducted from the amount of the Claim.

f. Early Acquisition: Anything in the Policy to the contrary notwithstanding, if the Company in a reasonable effort to minimize a Covered Loss so elects, the Company may acquire any Mortgage Agreement or any Property before Claim thereon has been presented, in accordance with Section VI., B., 2 or C., 2. as applicable.

B. **Covered Loss for Traditional Pool Coverage:**

1. Computation of Claim Amount Due for Traditional Pool Coverage:

Subject to the requirement of Primary Coverage, and subject also to the Adjusted Stop Loss Limit in Section VI., D., (Adjustments to Aggregate Stop Loss Limit), the amount of Claim payable to the Insured as a Covered Loss on any given Mortgage Agreement shall be computed by taking the total of:

a. The Default Amount plus the Negative Amortization, if any, but excluding any capitalized penalty interest or late payment charges;

b. The amount of accumulated delinquent interest due on the Mortgage Agreement computed from the date of Default through the date of Claim settlement, at the rate of interest specified in the Mortgage

Agreement, but excluding any penalty interest or late charges, computed on:

(i) the Default Amount until a claim is paid under the Primary Coverage;

(ii) thereafter, the Default Amount reduced by the portion of such Primary Coverage claim payment attributable to principal until the Approved Sale of the Property; and

(iii) thereafter, the Default Amount as further reduced by the net proceeds of such Approved Sale.

For purposes of this Section VI., (Claim Payment Procedure), "penalty interest and late charges" includes increases in interest rate caused by nonperformance of the Borrower. In no event will the calculation of Covered Loss include interest at a rate other than what the Insured would receive if the Mortgage Agreement were paid in accordance with its own terms; and

c. The amount of advances made by the Insured under Section VI., A., 3., above, provided that:

(i) Attorneys' fees advanced thereunder shall not exceed three percent (3%) of the sum of (a) and (b) above; and

(ii) Payment for such other advances shall be prorated through the earlier of the date the Claim is submitted to the Company or the date of the Approved Sale of the Property;

LESS the sum of the following:

d. The net proceeds of the Approved Sale of the Property and/or the amount of proceeds of eminent domain proceedings received by the Insured and/or the proceeds of any recourse, repurchase or similar agreement in effect for such Mortgage Agreement;

e. The amount, if any, of the proceeds paid to the Insured pursuant to any Primary Coverage required by Section IV., F., (Primary Coverage Requirement);

f. All rents and other payments (excluding proceeds of fire and extended coverage insurance) collected or received by the Insured which are derived from or in any way related to the Property;

g. The amount of cash remaining in any escrow account as of the last payment date available to the Insured;

h. The amount of cash to which the Insured has retained the right of possession as security for the Mortgage Agreement;

i. The amount paid under applicable fire and extended coverage policies which has not been applied to either restoration of the Property or to payment of the Mortgage Agreement;

j. The amount of any payments previously made by the Company on the Mortgage Agreement; and

k. The amount, if any, excluded from coverage pursuant Section V., (Exclusions).

2. Claim Payment Option:

In lieu of paying the Covered Loss determined by the computation set forth in Section VI., B., 1. above, the Company may, at its option, pay the Insured an amount equal to the sum of (a) plus (b) plus (c) minus (e) through (k) in Section VI., B., 1. above. As a condition precedent to payment of a Covered Loss under this option, the Insured shall first tender to the Company Possession of and Good and Merchantable Title to the Property. The Company will thereafter sell the Property and will be entitled to retain all proceeds of such sale provided that the net proceeds recovered by the Company from such sale will be used to pay future Covered Losses hereunder. Such net proceeds will be subtracted from all previous Claim payments in determining the amount available to pay Claims under the Adjusted Stop Loss Limit. The Company will notify the Insured of any net proceeds retained for its account that accrue to the Insured's benefit by reason of the exercise of this option.

C. **Covered Loss For mpi MODIFIED℠ Pool Coverage.**

1. Computation of Claim Amount Due for **mpi MODIFIED℠** Pool Coverage:

Subject to the requirement of Primary Coverage, and subject also to the Adjusted Stop Loss Limit in Section VI., D., (Adjustments to Aggregate Stop Loss Limit), the amount of Claim payable to the Insured as a Covered Loss on any given Mortgage Agreement shall be the lesser of:

(i) for positively amortizing Mortgage Agreements, an amount equal to a maximum of the Percentage Coverage per Covered Loss shown in Section I., (Declarations), multiplied by the Initial Principal Balance of the Mortgage Agreement plus Deficiency Expenses, if any;

for Negative Amortization Mortgage Agreements, an amount equal to a maximum of the Percentage Coverage per Covered Loss shown in Section I., (Declarations), multiplied by the sum of the Initial Principal Balance of the Mortgage Agreement, plus the Negative Amortization, if any, plus Deficiency Expenses, if any;

or (ii) the amount that would be payable under Section VI., B. 1 (Computation of Claim Amount Due for Traditional Pool Coverage).

2. Claim Payment Option:

In lieu of paying the Covered Loss determined by the computation set forth in Section VI., C., 1. above, the Company may, at its option, pay the Insured an amount equal to the sum of (a) plus (b) plus (c) minus (e) through (k) in Section VI., B., 1. above. As a condition precedent to payment of a Covered Loss under this option, the Insured shall first tender to the Company Possession of and Good and Merchantable Title to the Property. The Company will thereafter sell the Property and will be entitled to retain all proceeds of such sale provided that the net proceeds recovered by the Company from such sales will be used to pay future Covered Losses hereunder. Such net proceeds will be subtracted from all previous Claim payments in determining the amount available to pay Claims under the Adjusted Stop Loss Limit. The Company will notify the Insured of any net proceeds retained for its account that accrue to the Insured's benefit by reason of the exercise of this option.

D. **Adjustments to Aggregate Stop Loss Limit.**

The Company's obligation to pay Claims under this Policy is limited to the payment in the aggregate, of an amount (herein called the "Adjusted Stop Loss Limit") equal to the Aggregate Stop Loss Limit indicated in Section I., (Declarations), less the product of the (i) Aggregate Loss Percentage multiplied by (ii) the sum of the Initial Principal Balance of any Mortgage Agreements for which coverage hereunder is rescinded. When the amount of the Net Claim Loss paid by the Company under this Policy equals the Adjusted Stop Loss Limit, the Company shall have no further obligation to pay any portion of a Claim or any additional Claim until such time as the amount of the Net Claim Loss paid hereunder is reduced to an amount below the Adjusted Stop Loss Limit.

E. **Application of Deductible:**

If the deductible feature has been selected and completed in Section I., (Declarations), then the coverage provided by this Policy shall be subject to the deductible as provided in Section I., (Declarations).

Whether a stated sum of money or a percentage of the Initial Principal Balance [See Section I., M., (Deductible)] is to be paid by the Insured before the Company incurs any financial liability to pay Covered Losses, all Claims must be submitted to the Company for adjustment. The Company will determine the final amount of each Covered Loss and will keep the Insured apprised of the balance of the deductible still outstanding. Upon satisfaction by the Insured of the amount of the deductible shown in Section I., (Declarations),

the Company will pay any portion of Covered Loss and all Covered Losses presented thereafter up to the Adjusted Stop Loss Limit.

F. **Discharge of Obligation:**

Any payment of a Covered Loss pursuant to Section VI., B., (Covered Loss for Traditional Pool Coverage), or Section VI., C., (Covered Loss for **mpi MODIFIED℠** Pool Coverage), designated as a final payment shall be a full and final discharge of the Company's obligation under this Policy with respect to such Covered Loss. A Claim payment made pursuant to an Advance Claim Payment Endorsement or where a supplemental Claim is indicated on the Claim Form does not constitute a final payment. If the Company should later determine that the Insured did not suffer an actual loss in connection with a Claim for which the Company made a payment, the Company shall be entitled to have the funds so paid, immediately returned or to offset such payment against future Claims that become payable hereunder.

VII. ADDITIONAL CONDITIONS

A. **Eminent Domain.**

In the event that part or all of the Property is taken by or conveyed under threat of eminent domain, condemnation, or by any other proceedings by federal, state or local governmental unit or agency, the Insured shall require that the Borrower apply the maximum permissible amount of any compensation received to reduce the principal balance of and interest due on the Mortgage Agreement pertaining to such Property, in accordance with the terms of the Mortgage Agreement and the law of the jurisdiction where the Property is located.

B. **Subrogation.**

The Company shall be subrogated to the Insured's rights ("Recovery Rights") of recovery against the Borrower and any other Person relating to the Mortgage Agreement or to the Property upon payment of any Claim presented hereunder. In the case of Traditional Pool Coverage, all Recovery Rights are transferred to the Company, and in the case of **mpi MODIFIED℠** Pool Coverage, the Recovery Rights shall be transferred to the Company on a pro rata basis. Further, the Insured hereby designates the Company its exclusive agent (i) to pursue all of the Insured's Recovery Rights to which the Company has not become subrogated, (ii) to file any action in the Insured's name to collect on the Insured's Recovery Rights, and (iii) to settle and compromise any such Recovery Rights on behalf of the Insured, it being understood and agreed that the Company shall have the exclusive right to pursue and settle all Recovery Rights for any Mortgage Agreement on which a Claim is paid hereunder, unless waived in writing by the Company. The Insured shall execute and deliver at the request of the Company such

instruments and documents, and shall undertake such actions, as may be necessary to transfer, assign and secure such Recovery Rights to the Company. The Insured shall refrain from any action, either before or after payment of a Claim hereunder, that shall prejudice such rights. Notwithstanding any provision in this Section VII., B., to the contrary, in the event the Insured has, in addition to the Recovery Rights, another claim or claims against the Borrower or any other Person in connection with a Claim paid hereunder, then the Insured shall have the right to pursue in its own name those Recovery Rights to which the Company is not subrogated, in conjunction with the Insured's other claims.

The execution by the authorized party, even if it be a party other than the Insured, of a release or waiver of the right to collect the unpaid balance of a Mortgage Agreement, if it has such effect, shall release the Company from its obligations hereunder to the extent and amount of such release or waiver.

C. **Representations and Reliance; Incontestability.**

All statements made by the Insured, the Servicer, the Borrower or any other party in any part of the Application, including the Original Appraisal, plans and specifications, or any exhibits or documents submitted therewith, are deemed to be the Insured's representations. The Company has issued this Policy in reliance on the correctness and completeness of such representations as made or deemed to be made by the Insured.

Subject to the provisions of Section V., I. (Absence of Required Primary Coverage), no Claim otherwise payable under this Policy with respect to a Mortgage Agreement, will be denied, nor will the coverage for such Mortgage Agreement be rescinded based on any misrepresentation in the Application made by the Borrower or any Person other than a First Party, once twelve (12) regularly scheduled periodic payments have been made on that Mortgage Agreement from the Borrower's Own Funds.

Not withstanding the foregoing provisions of this Section VII., C., the Company will not be precluded from denying a Claim or rescinding coverage for a Mortgage Loan where prior to the Borrower making twelve (12) regularly scheduled payments from the Borrower's Own Funds, the Company notifies the Insured in writing that the Company has sufficient evidence to establish a reasonable belief that there was a material misrepresentation made in the Application with respect to such Mortgage Agreement and the Company provides a reasonable description of such misrepresentation.

D. **Statistical Sampling Program.**

If the Statistical Sampling Program Box is checked in Section I., (Declarations), indicating that the Company has issued this Policy without having reviewed all of the loan files relating to the Mortgage Agreements insured hereunder, then the following is added as a condition to this Policy:

Whether or not reviewed by the Company prior to the issuance of this Policy or an endorsement adding a Supplementary Schedule hereto, the contents of each of the loan files for all Mortgage Agreements are deemed to be representations of the Insured. In issuing the Policy and each such endorsement to the Policy, the Company is relying upon the truth, accuracy and completeness of each document in the loan files for each Mortgage Agreement.

The Insured understands and agrees that the Company may request a copy of original file for any Mortgage Agreement insured under this Policy at any time, for any reason, upon reasonable notice.

E. **Notice.**

Premium shall be paid as provided in Section I., (Declarations). All notices, Claims, tenders, reports and other data required to be submitted to the Company by the Insured under this Policy shall be (i) mailed postpaid, (ii) sent by overnight courier, (iii) transmitted electronically or via magnetic tape in a manner approved by the Company, or (iv) sent by facsimile transmission, by the Insured to the Company at the following address and facsimile number:

PMI Mortgage Insurance Co.
601 Montgomery Street, San Francisco, CA 94111
Attention: Pool Claims Department
Facsimile Number: 1-415-788-8593

All notices to the Insured shall be (i) mailed postpaid, (ii) sent by overnight courier, (iii) transmitted electronically or magnetically in a manner approved by the Insured, or (iv) sent by facsimile transmission, by the Company to the Servicer at the address and facsimile number shown in Section I., (Declarations), or to the Servicer's last known address and facsimile number, except that for facsimile transmissions, the Company shall confirm telephonically or otherwise, the accuracy of the facsimile number used. Notices required under Section IV., D., 2. (Cancellation; Lapse; Expiration) shall be sent to both the Insured and the Servicer whenever the Servicer is a person other than the Insured.

Either party may notify the other of a change in address in the same manner as provided for giving notice. All notices, Claims, tenders, reports and other data required to be submitted to the Company or the Insured, shall be deemed to have been received five (5) days after the same is deposited in the U.S. Mail, two (2) days after the same is delivered to an overnight courier, or transmitted in a manner provided above, unless actually received earlier. The Company and the Insured may mutually agree that notices shall be sent to one Person in addition to the Insured and Servicer but the Company shall not incur any liability for failure to send any notice to any third parties.

F. **Reports and Examinations.**

The Company may call on the Insured for such reports as it may deem reasonably necessary, and may inspect the books and records of the Insured as they pertain to any Mortgage Agreement or to the Transaction as a whole. The Company has the right to require that any information which the Insured is required to provide under this Policy be certified as to its truthfulness and accuracy by an officer or properly authorized employee of either or both the Insured and the Servicer.

G. **Arbitration.**

Unless prohibited by applicable law, any controversy or Claim arising out of or relating to this Policy, may, upon the mutual consent of all parties to the dispute, be settled by binding arbitration in accordance with the title insurance rules of the American Arbitration Association in effect on the date the demand for arbitration is made. If this remedy is elected by all parties to the dispute, then the decision of the arbitrator(s) shall be final and binding on all the parties, and shall be enforceable in any court of competent jurisdiction in the United States of America.

H. **Suit.**

1. No suit or action for recovery of any Claim or Covered Loss under this Policy shall be sustained in any court of law or equity unless the Insured has materially and substantially complied with the terms and conditions of this Policy, and unless the suit or action in equity is commenced within three (3) years or any longer time period required by applicable law, after (i) the Claim has been presented to the Company or (ii) the date on which the cause of action accrued, whichever is earlier. No suit or action on a Claim or Covered Loss may be brought against the Company until thirty (30) days have elapsed from the later of the date the Insured is notified that the Claim has been perfected or from the date the Claim is deemed to be a Perfected Claim, unless the subject matter of the suit or action is whether a Perfected Claim has been filed.

2. If a dispute arises concerning the Mortgage Agreement involving either the Property or the Insured or the Servicer, the Company has the right to protect its interests by defending any action arising from such dispute, even if the allegations therein are groundless, false or fraudulent. The Company is NOT REQUIRED to defend any lawsuit involving either the Insured, the Servicer, the Property or the Mortgage Agreement. The Company shall also have the right to direct the Insured to institute suit on the Insured's behalf, if such suit is necessary or appropriate to preserve the Company's rights in connection with a Mortgage Agreement or Property. If any litigation expenses incurred by either the Company or Insured under this Section VI., H., 2. are incurred in actions arising out of the negligent or wrongful conduct or breach of contract on the part of the

Insured, then the Insured shall bear such costs, in all other cases, the Company shall bear such costs.

I. **Waiver of Conditions.**

No term or condition of this Policy, 'nor any endorsement nor amendment thereto, shall be deemed waived, altered or otherwise compromised unless stated in writing and duly executed by both the Insured and the Company. Each of the terms and conditions in this Policy is severable, and a waiver, alteration or compromise of one term or condition shall not be construed as a modification of any kind to any other condition contained herein.

J. **Parties in Interest.**

This contract shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Insured and its permitted successors and assigns. Neither the Borrower, nor any successive owner of the Property, nor any Primary Coverage carrier, nor any other Person (unless expressly provided in the Special Conditions set forth in Section I., [Declarations]) is included or intended as a third party beneficiary of this Policy. Payments made to the Insured hereunder are intended as indemnification for actual loss and shall not affect nor impair the Insured's rights of recovery against the Borrower subject however, to the provisions of Section VII., B. (Subrogation). Because the Company and Insured are the only parties to the Policy, they may agree to modify or amend or terminate this Policy without the consent of, or notice to, any Borrower, Servicer, or any other Person.

K. **Agency.**

Neither the Insured, its Servicers, its originators, nor any of their respective employees or agents shall be or shall be deemed to be agents of the Company. The Servicer is deemed to be an agent of the Insured for all purposes under this Policy, including, but not limited to, for receiving notices, payment of Claims, and performing acts required of the Insured under this Policy excepting for receipt of notices required under Sections III., D., 2., (Cancellation; Lapse; Expiration) and V., H., (Non-approved Servicer).

L. **Governing Law; Conformity to Statute.**

This Policy, including any Commitment, Claim, or Covered Loss related thereto, shall be governed by the law of the jurisdiction in which the original Insured is located as shown in Section I., (Declarations), unless a different jurisdiction is indicated in the Special Conditions. Any provision of this Policy which is in conflict with the law of the aforesaid jurisdiction is hereby amended to conform to the minimum requirements of that law.

M. **Mortgage Agreement Not Included in the Transaction.**

All Mortgage Agreements insured hereunder must be part of the Transaction and if any Mortgage Agreements listed on the Schedule are not part of the Transaction, for any reason, the Company shall have the right to reform the Schedule to exclude such Mortgage Agreements from the Policy and the Company shall refund any premium paid for coverage of such excluded Mortgage Agreement.

N. **Electronic Data Storage.**

It is understood that the Company may store information, documents or other data on electronic media or other media generally accepted for business records (such as microfiche). The Company and the Insured agree that data stored on such electronic or other media are equally acceptable between the parties for all purposes as information, documents or other data maintained in printed or written form.

O. **No Waiver.**

Nothing contained in this Policy shall be deemed to waive or limit the Company's rights arising at law or in equity to rescind or reform this Policy in the event that material misrepresentations of fact or fraudulent statements were relied upon by the Company in issuing this Policy or extending coverage hereunder to any Mortgage Agreement.

VIII. OPTIONAL ENDORSEMENTS (AVAILABLE FOR ADDITIONAL PREMIUM; DECLARATIONS PAGE WILL SHOW IF THESE COVERAGES HAVE BEEN PURCHASED AND ENDORSEMENTS WILL BE ATTACHED TO POLICY.)

A. Advance Claim Payment Endorsement (Form UW 2024.01 [10/92]).

B. Waiver of three percent (3%) Attorneys' Fee Cap Endorsement (Form UW 2024.02 [10/92]).

C. Federal Agency Endorsement (Form UW 2024.03 [10/92]).

D. ____

INDEX

MORTGAGE INSURANCE CO.®

Date: March 27, 2002

PMI Mortgage Insurance Co.

MORTGAGE POOL INSURANCE

Schedule Endorsement

POLICY ISSUED TO: Bankers Trust of California as Trustee

ATTACHED TO AND FORMING PART OF POLICY NUMBER: 22-071

EFFECTIVE DATE OF POLICY: March 1, 2002

EFFECTVE DATE OF SCHEDULE ENDORSEMENT: March 27, 2002

Re: Residential Asset Securitization Trust 2002-A3

The Schedule Endorsement hereby extends coverage under the above referenced Mortgage Pool Policy of Insurance, from and after the date of this Schedule Endorsement, to those Mortgage Agreement listed in the Schedule attached hereto and made a part of this Schedule Endorsement (herein called "Schedule A").

It is understood and agreed that certain of the Declarations on the face page of the Policy are hereby amended as of the Effective Date of this Schedule Endorsement to read as follows:

TOTAL INITIAL PRINCIPAL BALANCE:	**$ 253,002,452**
AGGREGATE LOSS LIMIT:	**$ 8,855,086**

The term "Effective Date" for the Mortgage Agreement covered by this Schedule Endorsement shall mean the date stated above.

Except for the foregoing amendments, the Policy and all terms, conditions, provisions, and limitations of the Policy remain in full force and effect. None of the terms, conditions, provisions and limitations of the Policy have been varied, waived, altered or extended in any manner except as expressly set forth in this Schedule Endorsement.

IN WITNESS WHEREOF, the Company has caused this Endorsement to be signed by its duly authorized officers as of the Effective Date first above stated.

PMI MORTGAGE INSURANCE CO.

BY: W. Roger Haughton
President

BY: Victor J. Bacigalupi
Secretary

PMI MORTGAGE INSURANCE CO. CORPORATE SEAL 1972 ARIZONA

LoanIdNbr	OccupancyStatu	PropertyType	LoanPurpose	DocumentationT	ClosingDateOfL	MaturityDate	OriginalTerm	OriginalFICOScr	OriginalLoanBal	CurrentLoanBal	PropertyValue	OriginalLTVRatio	CurrentLTVRatio	OriginalInterestR	MICoverage	StateCode	ZipCode
1090165	P	1	C	N	7/23/01	8/1/31	360	638	395000	393515.81	570000	69.3		7.5		CA	94605
1111820	P	1	C	S	7/24/01	8/1/31	360	645	720000	717672.62	900000	80		8.25		IL	60176
1112531	P	1	P	S	6/6/01	7/1/31	360	666	389500	387503.46	410000	95		8.875	30	CA	95119
1113131	P	1	P	F	6/14/01	7/1/31	360	640	760000	756562.5	950000	80		7.5		CA	91010
1114636	P	12	C	N	11/30/01	12/1/31	360	651	87000	86965.43	110000	79.09		10.5		NY	11421
1129557	P	7	P	S	7/27/01	8/1/31	360	647	185250	184696.21	195000	95		8.625	30	TX	77586
1131987	P	12	P	S	9/20/01	10/1/31	360	641	55960	55801.03	75000	79.93		8.875		NY	11435
1135008	P	1	C	S	8/6/01	9/1/31	360	676	600000	598373.48	760000	80		8		UT	84328
1141209	P	7	R	F	10/23/01	11/1/31	360	681	747500	745510.56	1150000	65		6.625		CA	92130
1145001	P	99	P	S	11/2/01	11/1/31	360	641	63800	63756.1	83000	80		7.875		NC	28539
1150276	P	1	C	S	8/9/01	9/1/31	360	700	640000	638175.59	800000	80		7.75		CA	90068
1154068	I	12	C	S	10/15/01	11/1/31	360	694	116500	116325.54	185000	62.97		8.375		NY	10016
1160582	P	4	P	S	7/2/01	8/1/31	360	667	343200	341608.83	429000	80		7.375		CA	94134
1161382	I	9	C	S	8/2/01	8/1/31	360	640	480000	478312.55	600000	80		8.75		CA	94063
1166180	I	9	P	S	7/23/01	8/1/31	360	642	492000	490551.29	615000	80		9		CA	94063
1166187	P	4	C	S	8/23/01	9/1/31	360	640	91200	90741.72	96000	95		9.875		OH	44109
1167940	P	9	C	S	3/14/02	4/1/32	360	753	400000	400000	545000	73.39		7.75		NY	11238
1175311	P	1	P	F	8/9/01	9/1/31	360	805	330600	329533.06	348000	95		7.125	30	CA	95492
1176048	P	1	C	F	8/31/01	9/1/31	360	629	166500	166070.91	185000	90		8.25		MN	55305
1177680	S	1	P	S	9/5/01	10/1/31	360	695	600000	598721.36	625000	75		7.75		HI	96761
1179833	P	1	P	F	8/2/01	8/1/31	360	632	313800	312361.91	337000	94.01		7.25	30	MD	20716
1180321	P	1	C	F	2/7/02	3/1/32	360	690	374000	374000	503000	74.35		8.5		CA	91324
1180670	P	1	C	N	7/30/01	8/1/31	360	620	308000	306977.68	440000	70		8.125		CA	95121
1182819	P	7	C	S	12/20/01	1/1/32	360	760	420000	420000	525000	80		6.875		AZ	85045
1183720	P	4	P	F	10/3/01	10/1/31	360	623	142200	142027.11	158000	90		8.5	25	IL	60623
1185938	I	1	P	F	9/11/01	10/1/31	360	729	261250	260634.88	281000	95		7.25	30	NJ	07621
1187549	I	9	R	S	8/6/01	9/1/31	360	673	152000	151823.42	160000	95		12	30	GA	30314
1190433	I	1	P	S	7/18/01	8/1/31	360	778	623250	620908.23	831000	75		7.5		CA	94901
1190786	P	1	C	S	8/8/01	9/1/31	360	642	357000	355956.58	500000	71.4		7.625		CA	94060
1190827	P	1	P	S	8/10/01	9/1/31	360	660	381000	359918.27	400000	95		7.5	30	CA	91016
1192597	P	1	P	F	10/12/01	11/1/31	360	645	120650	120514.22	127000	95		8.875	30	IL	60619
1196976	P	10	P	S	9/24/01	10/1/31	360	709	644200	642756.75	859000	74.99		7.5		CA	90254
1198135	P	1	P	S	8/15/01	9/1/31	360	639	468000	466597.64	520000	90		7.5	30	CA	94901
1198785	P	10	P	N	7/27/01	8/1/31	360	741	480000	478326.53	640000	75		7.875		CA	94117
1199967	P	1	P	S	9/18/01	10/1/31	360	634	182400	182039.64	203000	95		8.125	30	FL	33187
1200436	P	1	R	S	8/27/01	9/1/31	360	651	605600	603829.95	757000	80		7.625		CA	94949
1201132	P	1	P	S	9/12/01	10/1/31	360	684	380000	379249.22	405000	95		8.125	30	CA	94945
1202479	P	1	P	S	8/13/01	9/1/31	360	622	459800	458615.07	484000	95		8.25	30	CA	94401
1203204	P	1	P	F	8/22/01	9/1/31	360	704	504000	502106.23	630000	80		7.5		CA	90290
1209460	I	4	C	N	8/28/01	9/1/31	360	688	72000	71870.72	80000	90		9.99		WA	98338
1209895	P	1	C	N	9/26/01	10/1/31	360	678	171000	170641.3	190000	90		9.25	25	CA	93436
1215007	P	12	P	S	10/10/01	11/1/31	360	706	89340	89228.55	113000	79.88		8.375		NY	11501
1215724	I	1	P	N	9/13/01	10/1/31	360	749	235000	234641.2	254000	92.52		9.375	30	NY	11946
1216211	P	1	P	S	11/15/01	12/1/31	360	708	428000	427346.66	535000	80		7.375		CA	95112
1216487	P	1	P	S	8/30/01	10/1/31	360	659	500000	499195.68	600000	86.96		9.125		CA	94403
1220726	P	1	P	S	8/21/01	9/1/31	360	760	389500	388029.95	410000	95		7.5	30	CA	94112
1222776	P	10	P	N	10/9/01	11/1/31	360	746	220210	219735.41	231800	95		8.875	30	CA	93013
1223379	P	1	R	S	9/7/01	10/1/31	360	691	320000	318797.66	400000	80		7.5		NY	11710
1223436	P	1	P	S	10/31/01	11/1/31	360	718	367750	367076.91	400000	93.58		8.5	30	MI	48336
1227734	I	1	C	S	8/14/01	9/1/31	360	645	61750	61678.24	65000	95		12		IA	61521
1228451	P	1	P	S	12/5/01	1/1/32	360	628	178200	178200	203000	90		9.25		NJ	07730
1228547	P	1	P	S	8/28/01	9/1/31	360	663	130950	130685.95	180000	90		7.875	25	CA	92377
1228782	I	1	P	S	8/30/01	9/1/31	360	692	71155	70967.73	75000	95		9.25	30	FL	33813
1229098	P	12	P	N	12/4/01	12/1/31	360	689	58400	57942.23	73000	80		9.625		NY	11367
1229800	P	1	C	N	8/24/01	9/1/31	360	647	182750	182386.15	215000	85		9.5		CO	80123
1230238	P	1	C	S	10/11/01	11/1/31	360	712	600000	598638.34	865000	69.36		6.625		CA	94118
1232897	P	4	P	F	10/4/01	11/1/31	360	632	199500	198942.72	210000	95		8.375	30	CA	92703
1234693	S	7	R	S	10/20/01	11/1/31	360	788	380000	379248.81	500000	76		7		CA	95161
1236411	I	1	C	S	8/28/01	9/1/31	360	651	63900	63807.62	71000	90		11		IA	51521
1237726	P	1	P	N	10/26/01	11/1/31	360	757	75525	75371.94	80000	95		8	30	KS	66429
1238032	P	1	C	N	10/18/01	11/1/31	360	628	404000	403508.78	505000	80		8.5		CA	92675
1238352	P	1	C	F	9/24/01	10/1/31	360	648	58500	58436.88	65000	90		9		SC	29115
1238370	P	1	C	S	9/5/01	10/1/31	360	669	648000	646474.32	810000	80		7.25		CA	93010
1239730	P	1	C	N	11/2/01	12/1/31	360	637	380000	379763.81	490000	77.55		8.375		NY	10560
1241200	P	4	P	S	10/18/01	11/1/31	360	708	750000	748990.19	975000	76.92		8		CA	94117
1242110	P	7	C	S	9/5/01	9/1/31	360	660	588000	586238.05	785000	74.9		7.5		CA	94903
1243484	I	1	C	F	9/13/01	10/1/31	360	671	81350	81235.22	92500	91.4		9.75		OK	73034
1243657	I	4	P	S	9/21/01	10/1/31	360	719	562500	561208.04	750000	75		7.375		CA	92075
1243783	P	1	P	S	10/19/01	11/1/31	360	622	720000	719000.83	900000	80		8.125		MI	48423
1244599	P	1	C	S	11/1/01	10/1/31	360	658	397000	395931.22	610000	65.08		7.875		CA	94925
1245879	P	1	C	F	8/16/01	9/1/31	360	684	400000	398570.07	475000	84.21		7.75	12	CA	95060
1246048	I	1	C	N	8/23/01	9/1/31	360	687	360000	359140.62	385000	93.51		8.625	30	CA	94523
1246264	P	1	C	S	9/6/01	10/1/31	360	625	348000	347276.8	435000	80		7.875		NJ	07470
1247006	P	1	C	S	8/30/01	10/1/31	360	620	164900	164539.67	220000	74.28		7.625		CA	93033
1247412	P	1	C	S	12/3/01	1/1/32	360	644	543500	543076.02	730000	74.45		7.25		CA	91214
1249086	I	4	P	F	10/1/01	10/1/31	360	697	61750	61642.27	74000	95		10.125	30	OH	44109
1249693	P	1	P	S	8/29/01	9/1/31	360	761	104500	104244.09	110000	95		8.5	30	CA	95838
1249756	P	1	P	S	8/27/01	9/1/31	360	757	135850	135327.06	144000	95		8.5	30	CA	95838
1250735	P	1	C	F	9/27/01	10/1/31	360	686	261000	260443.78	290000	90		7.75	25	CA	91342
1252363	P	1	C	S	9/24/01	10/1/31	360	638	750000	748662.05	1100000	68.18		8.625		CO	80132
1252676	P	10	P	N	8/23/01	9/1/31	360	714	138700	138295.16	146000	95		6.75	30	CA	91732
1253344	P	1	C	S	11/9/01	12/1/31	360	675	422400	422086.52	528000	80		7.5		CA	91801
1253663	P	1	C	N	8/24/01	9/1/31	360	676	106400	106199.01	112000	95		9.75		MI	49509
1253734	P	1	C	S	10/12/01	11/1/31	360	667	750000	748937.9	1100000	68.18		7.75		NY	11230
1254883	I	1	C	N	8/28/01	10/1/31	360	690	94500	94259.55	105000	90		6.75	25	CA	92571
1255824	P	1	R	F	11/19/01	12/1/31	360	756	363000	362629.91	560000	64.82		6.875		CA	90004
1256819	I	5	C	S	12/24/01	1/1/32	360	659	336000	336000	480000	70		8.25		DC	20007
1257386	P	1	P	N	10/3/01	10/1/31	360	729	65000	64864.9	91000	81.68		7.875	12	VA	22968
1259104	P	1	R	S	9/25/01	10/1/31	360	691	233750	233199.64	275000	85		7.25	12	AZ	85213
1259218	I	7	P	S	10/6/01	11/1/31	360	682	204000	203680.26	220000	94.88		9.25	30	NV	89014
1259670	I	1	C	F	10/16/01	11/1/31	360	636	356000	355496.85	455000	78.24		7.75		CA	95051
1259801	P	10	R	F	11/21/01	12/1/31	360	759	321000	320709.81	482000	66.6		6.5		CA	94114
1260133	P	10	R	S	8/30/01	9/1/31	360	692	103950	103653.87	115500	90		7.75	25	AZ	85251

1261240	P	1	C	S	12/5/01	1/1/32	360	667	277600	277416.41	642500	80	8.125		NY	10562
1261458	P	1	R	S	10/5/01	11/1/31	360	683	750000	748910.91	1000000	75	7.625		CA	95014
1262309	I	9	C	S	10/30/01	11/1/31	360	656	649900	648549.39	900000	72.21	7.875		CA	90026
1262782	I	1	C	S	10/9/01	11/1/31	360	678	568000	567273.13	820000	80	8.25		CA	90045
1262865	I	1	C	S	9/18/01	10/1/31	360	710	750000	748092.36	1075000	69.77	7.625		CA	90212
1262971	P	1	C	F	10/26/01	11/1/31	360	647	710000	708968.97	900000	78.89	7.625		CA	95616
1263184	P	1	R	F	9/17/01	10/1/31	360	668	640000	638332.61	800000	80	7		CA	91604
1263421	I	1	C	S	9/17/01	10/1/31	360	752	192000	191547.94	241000	79.67	7.25		CA	92804
1264387	P	1	P	N	10/12/01	11/1/31	360	732	67500	67373.25	79000	90	8.375	25	FL	33803
1266320	P	1	C	S	9/26/01	10/1/31	360	649	340000	339199.48	425000	80	7.25		CA	94066
1267475	P	1	C	S	9/17/01	10/1/31	360	657	640000	638359.01	800000	80	8.275		CA	91324
1267612	P	1	C	N	9/24/01	10/1/31	360	678	269250	258775.48	305000	85	8.5	12	CO	80227
1267974	I	1	P	N	10/15/01	11/1/31	360	700	67900	67839.67	73000	94.97	10	30	GA	30127
1268022	P	1	C	S	9/26/01	11/1/31	360	648	410200	409604.33	575000	78.89	7.625		CO	80516
1268132	I	1	P	F	10/1/01	10/1/31	360	632	242550	242139.03	270000	90	8.875	25	CA	93023
1268877	P	4	P	S	11/13/01	12/1/31	360	723	650000	649426.62	870000	74.71	6.625		CA	90254
1270031	P	1	P	S	9/10/01	10/1/31	360	625	180500	179965.48	201000	89.8	7.75	25	CA	90027
1270954	P	1	R	S	11/14/01	12/1/31	360	626	313200	313019.8	348000	90	8.75	30	UT	84014
1270978	I	9	C	S	9/12/01	10/1/31	360	682	615000	613721.92	820000	79.87	7.875		CA	90025
1272027	P	10	P	F	12/4/01	12/1/31	360	779	350000	349651.67	535000	66.67	8		NY	11753
1272304	P	1	P	S	10/10/01	11/1/31	360	701	120000	119854.09	131000	91.96	8.5	30	IN	46237
1273564	P	1	P	S	10/18/01	11/1/31	360	651	294500	293791.87	320000	95	8.125	30	CA	90302
1274501	P	1	P	S	10/2/01	11/1/31	360	728	580000	579114.61	740000	80	7.375		CA	90064
1275123	P	1	P	N	11/1/01	12/1/31	360	638	332000	331782.83	416000	80	8.125		CA	91745
1276249	I	1	P	N	9/24/01	10/1/31	360	895	413250	412288.81	435000	95	8.75	35	AZ	85020
1276355	P	7	P	F	10/31/01	11/1/31	360	623	376250	374677.17	395000	95	7.375	30	GA	30024
1276840	P	1	C	N	9/7/01	10/1/31	360	856	171900	171663.77	191000	90	9.875		CO	80221
1277720	I	4	C	S	10/4/01	10/1/31	360	686	71250	71164.65	75000	95	10	30	OH	44127
1278134	S	7	R	S	2/7/02	2/1/32	360	734	502300	502300	726000	69.28	7.95		SC	29928
1278507	P	1	C	F	11/6/01	12/1/31	360	706	650000	649368.24	990000	65.66	6.125		NV	89511
1279210	I	1	P	S	10/1/01	10/1/31	360	672	170000	169753.72	179000	94.97	9.625	30	CA	94544
1279639	P	4	P	F	11/21/01	12/1/31	360	665	123500	123427.09	130000	95	8.625		IL	60636
1280841	P	1	P	S	10/19/01	11/1/31	360	655	314600	314129.33	364000	94.97	7.75	30	CA	94503
1281033	I	4	P	F	10/3/01	11/1/31	360	767	421520	420687.2	479000	88	6.125		CA	93101
1281392	I	9	P	F	10/26/01	11/1/31	360	744	600000	599148.79	750000	80	7.75		CA	90803
1282121	P	1	P	S	9/26/01	10/1/31	360	638	154800	154461.76	180000	90	7.625	30	TX	75035
1282738	P	1	C	S	10/25/01	11/1/31	360	677	500000	498793.35	630000	79.36	7.125		CA	90039
1282933	I	1	C	S	9/28/01	10/1/31	360	690	61200	61104.08	68000	90	9.25	25	MO	65251
1282983	P	1	P	S	10/1/01	11/1/31	360	660	460000	459332.02	575000	80	7.625		CA	94063
1286084	S	1	P	S	10/15/01	11/1/31	360	999	270000	269479.93	365000	74.69	8.25		NJ	07024
1286101	P	1	P	S	10/16/01	11/1/31	360	643	137000	136857.38	146000	94.91	9.25	30	LA	70056
1286184	I	4	C	F	12/5/01	1/1/32	360	632	348750	348750	455000	76.65	8		CA	95111
1286320	P	1	R	S	10/2/01	10/1/31	360	705	118000	117700.87	148000	79.73	6.875		MA	01566
1287406	P	1	R	F	9/21/01	10/1/31	360	705	398000	396683.6	521000	76.39	7		CA	95123
1287898	P	7	P	S	9/18/01	10/1/31	360	676	201700	201340.18	213000	94.99	8.625	25	NV	89129
1288188	P	1	R	F	9/29/00	11/1/31	360	777	358500	357834.16	450000	79.67	6.375		CO	80466
1288715	P	1	P	S	10/12/01	11/1/31	360	657	470700	470197.12	523000	90	9.125		CA	94403
1289325	P	1	C	S	10/1/01	11/1/31	360	674	475000	474327.33	680000	69.85	7.75		CA	94507
1290929	P	1	P	S	9/13/01	10/1/31	360	644	293500	292863.34	326500	89.89	7.75		CA	92234
1291189	P	9	C	S	10/25/01	11/1/31	360	691	712500	711540.67	950000	75	8		CA	90024
1291381	P	10	R	F	10/12/01	11/1/31	360	789	106900	106701.39	121000	88.35	6.375	25	AZ	85253
1292587	P	1	P	N	10/22/01	11/1/31	360	714	376000	375480.78	475000	80	7.875		CA	94086
1293045	P	1	P	S	9/18/01	10/1/31	360	680	491050	489907.47	517000	95	8.75	30	NJ	07064
1295178	I	7	C	S	10/3/01	11/1/31	360	635	336000	335558.93	420000	80	8.125		CA	95020
1295187	I	10	P	S	10/25/01	11/1/31	360	650	199500	199322.74	210000	95	10	30	CA	92117
1296305	P	1	P	N	11/6/01	11/1/31	360	717	79800	79721.19	84000	95	9.5		VA	23832
1296812	P	1	P	F	11/19/01	12/1/31	360	621	344000	343738.25	430000	80	7.375		CA	95125
1297450	I	9	P	S	10/22/01	11/1/31	360	681	616000	615211.7	836000	80	8.25		CA	93424
1298422	P	12	C	F	11/8/01	12/1/31	360	670	96000	95954.01	120000	80	9.625		NY	10583
1299072	I	1	P	S	10/18/01	11/1/31	360	660	45000	44966.04	50000	93.75	10.625	30	IN	46208
1299262	P	1	C	S	10/30/01	11/1/31	360	652	252000	251737.71	280000	90	9.25		CA	92882
1300010	S	1	C	N	11/19/01	12/1/31	360	631	360000	359792.66	450000	80	8.75		NJ	08742
1300644	P	1	R	S	3/18/02	4/1/32	360	730	976000	975000	1525000	63.93	8.125		NC	27713
1301157	I	10	C	N	11/1/01	12/1/31	360	661	348000	347778.09	465000	74.84	8.25		CA	90278
1303322	I	7	P	S	9/27/01	10/1/31	360	707	126800	126579.53	134000	94.98	8.75	30	NV	89031
1303334	P	1	C	F	11/19/01	12/1/31	360	636	325000	324762.71	520000	62.5	7.375		CA	94112
1306284	P	1	P	N	9/28/01	10/1/31	360	736	114000	113754.56	129600	95	9.125		VA	22611
1307632	P	1	C	S	10/15/01	11/1/31	360	627	650000	649058.11	920000	70.65	7.625		CA	94121
1308938	I	10	P	F	10/5/01	11/1/31	360	719	71250	71177.78	78000	95	9.375		VA	22306
1309497	P	1	P	S	12/31/01	1/1/32	360	672	66875	66875	88000	95	9.375	30	GA	30277
1309953	P	1	P	S	10/29/01	11/1/31	360	756	394250	393321.78	415000	95	7.25	30	CA	90404
1310661	P	1	P	S	10/9/01	11/1/31	360	731	132050	131869.44	140000	96	8.5		CA	95823
1311908	I	9	P	S	12/7/01	1/1/32	360	647	424000	423782.3	530000	80	8.875		NY	10528
1312101	P	12	C	F	2/23/02	3/1/32	360	624	108000	108000	135000	80	12		NY	10703
1312137	P	1	R	F	3/5/01	11/1/31	360	683	648000	648737.15	810000	80	8.125		CA	95378
1312237	P	10	P	S	10/26/01	11/1/31	360	716	188100	187555	198000	95	8.5		CA	92692
1312589	P	1	P	N	11/9/01	12/1/31	360	682	159800	159695.47	180000	94	8.125	30	FL	33185
1312601	P	1	C	S	1/17/02	2/1/32	360	734	483000	483000	690000	67.1	6.875		CA	93023
1314287	P	1	P	F	12/17/01	1/1/32	360	849	324000	324000	378000	90	7.5	25	CA	94550
1318164	P	1	C	S	11/15/01	12/1/31	360	827	400000	399724.72	520000	76.92	7.875		MA	01907
1318458	P	1	P	S	10/25/01	11/1/31	360	710	485100	483317.06	539000	90	7.5	25	CA	91030
1318648	P	1	R	S	10/23/01	11/1/31	360	705	498000	495100.79	620000	80	8.5		FL	33036
1319198	P	1	P	F	10/23/01	11/1/31	360	727	436000	435170.45	546000	80	8.25		CA	91202
1320717	P	4	P	S	11/8/01	12/1/31	360	640	119250	119119.25	133000	89.97	9		CT	06114
1321229	I	10	C	N	10/25/01	11/1/31	360	804	368000	367529.07	460000	80	8.25		CA	94941
1321318	P	1	R	N	10/19/01	11/1/31	360	745	160000	159618.07	171000	93.57	8.625		UT	84003
1321606	P	1	R	F	10/29/01	11/1/31	360	703	390000	398294	500000	79.8	6.625		CA	93065
1323364	P	7	C	S	10/24/01	11/1/31	360	798	394500	393667.17	545000	72.39	7.125		CA	91302
1323901	P	10	P	N	11/15/01	12/1/31	360	740	472500	472182.96	525000	90	8	30	CA	94103
1323936	P	1	C	S	1/4/02	2/1/32	360	717	560000	560000	900000	62.22	8.25		CA	92003
1325274	P	9	R	S	11/13/01	12/1/31	360	662	680000	679568.39	850000	80	8.25		CA	94115
1326060	I	9	P	F	11/15/01	12/1/31	360	666	440000	439681.54	550000	80	7.625		CA	90035
1326122	P	1	C	F	11/23/01	12/1/31	360	605	392000	392000	490000	80	8.5		CA	92882
1326248	P	10	P	S	11/14/01	12/1/31	360	637	364000	363779.48	405000	80.88	8.5	30	CA	94124

1326344	P	7	C	S	11/16/01	12/1/31	360	668	466000	467625.75	585000	80	7.125		CA	91941
1326350	P	1	P	S	10/19/01	11/1/31	360	650	441700	441189.89	470000	95	8.75	30	CA	95124
1326807	P	1	P	S	11/14/01	12/1/31	360	667	500000	499655.9	675000	76.74	7.875		CA	91316
1326931	P	1	C	S	11/2/01	12/1/31	360	659	450000	449362.73	700000	64.29	7.75		CA	91941
1326978	P	5	C	S	10/15/01	11/1/31	360	675	600000	598655.77	800000	75	7.5		CA	92651
1327895	P	1	R	S	12/4/01	1/1/32	360	651	262500	262500	350000	75	7.25		OR	97023
1329004	I	7	C	S	10/31/01	12/1/31	360	648	529600	529148.3	818000	64.73	8.05		AZ	85260
1329277	P	1	R	S	10/25/01	11/1/31	360	710	400000	397862.81	545000	73.39	6.875		CA	90232
1330426	P	1	C	N	2/4/02	3/1/32	360	705	360000	360000	450000	80	9.5		NY	10533
1331693	P	1	R	F	10/9/01	11/1/31	360	801	324000	321951.64	420000	77.14	6.75		CA	91423
1332277	P	1	R	S	11/16/01	12/1/31	360	709	275000	274536.62	425000	64.71	6.875		CO	80435
1332670	P	1	C	S	1/24/02	2/1/32	360	779	330000	330000	500000	66	6.25		CA	90292
1333050	I	1	P	N	10/31/01	11/1/31	360	740	750000	747968.86	1100000	68.18	6		NJ	07430
1333308	P	1	R	N	1/4/02	2/1/32	360	661	199500	199500	210000	95	10.625		PA	18360
1333385	P	7	P	F	11/15/01	12/1/31	360	631	319650	319600.49	355411	89.99	7.25	25	CA	93030
1334583	I	10	P	F	10/19/01	11/1/31	360	717	76356	76273.43	82000	94.96	9.125		VA	20191
1335390	I	1	C	N	11/15/01	12/1/31	360	644	375000	374196.61	500000	75	8.5		CA	95117
1335521	P	1	C	S	11/15/01	12/1/31	360	703	390000	389276.66	524000	74.43	6.375		DE	19971
1335567	P	7	R	F	1/16/02	2/1/32	360	756	373000	373000	550000	67.82	6.5		CA	92270
1335796	P	1	R	F	12/5/01	1/1/32	360	648	316000	316000	424000	74.53	6.875		GA	30214
1336284	P	1	P	S	12/7/01	1/1/32	360	754	474050	473784.24	499000	95	8.875	30	CA	94401
1337677	P	7	R	S	11/19/01	12/1/31	360	746	360000	359658.42	450000	80	6.25		CA	95037
1339286	P	1	R	S	10/23/01	11/1/31	360	706	635000	633094.05	990000	64.14	6		CA	91436
1340031	P	1	P	F	11/1/01	12/1/31	360	662	372000	371716.94	470000	80	7.375		CA	95132
1340748	P	4	C	N	11/6/01	12/1/31	360	717	581000	580589.93	830000	70	7.75		CA	95949
1341255	P	12	P	N	12/12/01	1/1/32	360	748	79950	79950	125000	65	9.875		NY	10040
1341785	P	1	P	F	11/14/01	12/1/31	360	624	46750	46725.12	56000	85	9.125		MO	63121
1341899	P	1	P	N	10/26/01	11/1/31	360	695	190000	189602.25	200000	95	9.25	30	IL	60202
1342260	P	1	C	S	11/9/01	12/1/31	360	784	305500	305067.37	382000	79.97	7.75		CA	95019
1342643	P	1	P	N	10/29/01	11/1/31	360	718	327750	327170.34	346000	95	6.25	30	CA	94303
1345063	P	1	C	S	1/15/02	2/1/32	360	636	565400	565400	795000	71.12	7.75		NY	11930
1346334	P	1	P	S	1/24/02	2/1/32	360	645	276450	276450	300000	95	8.625	30	CA	94591
1346588	P	1	R	F	1/24/02	2/1/32	360	752	338400	338400	460000	80	6.375		CA	92131
1348022	P	1	P	S	1/29/02	2/1/32	360	758	400000	400000	522000	76.92	6.5		CT	06470
1348695	P	1	R	F	6/30/00	1/1/32	360	690	902700	902700	1450000	62.26	6.75		NV	89052
1349653	P	12	P	N	12/27/01	1/1/32	360	731	154000	154000	220000	70	6.75		NY	11561
1349765	I	4	P	S	11/12/01	12/1/31	360	737	208000	207825.28	260000	80	6.875		CA	92704
1351153	P	1	C	N	11/12/01	12/1/31	360	687	332000	331751.62	420000	79.05	7.875		CA	94550
1351516	P	7	R	S	12/11/01	12/1/31	360	662	257300	256887.26	350000	73.61	7.125		CO	81623
1351720	I	5	C	S	12/24/01	1/1/32	360	653	325150	325150	465000	69.92	8.25		DC	20007
1352349	P	1	R	S	4/20/01	11/1/31	360	788	600000	598363.94	800000	75	6.5		CA	95762
1352456	P	1	C	F	1/14/02	2/1/32	360	649	378750	378750	505000	75	7.5		CA	90230
1352676	P	1	C	F	1/11/02	2/1/32	360	630	453600	453600	592000	76.62	7.5		MI	48009
1353004	P	1	C	F	11/15/01	12/1/31	360	706	352000	351857.88	440000	80	8.125		PA	19341
1354077	P	1	C	N	1/25/02	2/1/32	360	650	136800	136800	180000	80	9.25		CA	90007
1354206	P	10	R	F	12/5/01	1/1/32	360	707	412000	411636.5	535000	80	8.625		CA	90272
1354275	P	1	C	S	12/14/01	1/1/32	360	668	304000	303765.44	380000	80	7.75		CA	91367
1355400	I	1	P	S	2/1/02	2/1/32	360	799	550000	550000	720000	78.57	8.6		MA	02564
1356083	P	1	R	F	11/21/01	12/1/31	360	702	410000	409238.5	536000	76.49	6.375		MA	02492
1356449	P	1	C	S	11/21/01	12/1/31	360	701	397000	396690.3	600000	68.17	7.25		IL	60068
1356837	P	7	P	F	12/6/01	1/1/32	360	706	523200	523200	650000	80	6		CA	92024
1356883	P	1	R	F	11/13/01	12/1/31	360	699	468000	467566.64	775000	60.39	8.375		CA	92683
1358288	P	1	R	S	11/23/01	12/1/31	360	639	340000	339676.86	454700	74.78	8.375		MO	63123
1358277	P	10	P	N	1/16/01	12/1/31	360	690	73150	73009.07	77000	95	8.25	30	MO	20906
1358392	S	1	P	F	8/29/00	2/1/32	360	781	755061	755061	1250000	60.41	7.875		CA	93546
1359786	P	10	C	N	12/6/01	1/1/32	360	655	100000	99940.96	143000	69.93	8.625		MA	01850
1360439	P	1	P	N	11/15/01	12/1/31	360	712	160200	160100.42	180000	90	6.375		CA	90810
1361363	P	1	P	N	11/15/01	12/1/31	360	699	399000	398784.43	420000	95	8.625	30	CA	95116
1361839	I	5	C	S	11/30/01	12/1/31	360	701	206250	205960.51	275000	75	7.625		VA	22030
1362242	P	7	C	F	1/28/02	2/1/32	360	698	390000	389638.79	520000	75	6.375		CA	92620
1362346	P	1	P	N	1/25/02	2/1/32	360	772	218500	218500	232000	95	8	30	NY	11421
1363334	P	1	C	F	2/19/02	3/1/32	360	722	326800	326800	344000	95	7.125	30	CA	95127
1363640	P	1	P	S	2/19/02	3/1/32	360	747	207000	207000	239000	90	6.75	25	CA	91740
1365011	P	1	P	S	12/12/01	1/1/32	360	644	432000	432000	540000	80	7.75		CA	90008
1365090	P	10	R	F	12/26/01	1/1/32	360	787	400000	400000	625000	64	6.5		CA	90403
1366877	P	1	P	S	12/24/01	1/1/32	360	651	550925	550925	700000	80	9.25		MO	63122
1367175	I	10	P	F	11/9/01	12/1/31	360	710	73100	73060.99	81000	93.72	9.125		VA	20191
1367361	P	1	P	N	11/2/01	12/1/31	360	661	344000	343538.62	430000	80	8		CA	90066
1367455	I	1	C	N	12/12/01	1/1/32	360	691	344000	343839.51	430000	80	9.75		CA	93933
1367647	I	10	P	F	11/9/01	12/1/31	360	710	78135	78093.42	83500	93.8	9.125		VA	20191
1367880	P	1	C	N	11/19/01	12/1/31	360	642	688000	685594.99	980000	70	8.625		CA	90272
1368139	I	5	P	F	12/13/01	1/1/32	360	624	431250	430981.96	575000	75	8.375		DC	20008
1369536	P	1	R	F	2/12/02	3/1/32	360	726	504000	504000	630000	80	6.5		CA	94901
1370137	P	1	R	S	12/17/01	1/1/32	360	771	361000	360704.09	485000	74.43	7		CA	90068
1371537	P	1	C	F	2/15/02	3/1/32	360	731	310000	310000	515000	60.19	5.75		CA	91016
1373165	P	12	P	N	1/3/02	1/1/32	360	778	228000	228000	285000	80	10		NY	11231
1373922	P	1	R	F	1/7/02	2/1/32	360	652	598200	598200	749000	80	7.25		CA	90277
1373960	P	1	R	F	12/26/01	1/1/32	360	754	560000	560000	700000	80	6.75		CA	91403
1374626	P	7	P	F	12/13/01	1/1/32	360	620	341600	341600	427000	80	7.5		CA	92692
1375434	P	1	R	F	2/12/01	1/1/32	360	750	440000	440000	608000	72.37	6.25		CO	80443
1376439	P	1	C	F	11/29/01	1/1/32	360	658	361600	361600	452000	80	7.625		IL	60640
1376512	P	1	P	N	12/19/01	1/1/32	360	705	285000	284844.33	300000	95	9	30	CA	92119
1377331	P	1	R	S	1/29/02	2/1/32	360	758	650000	650000	950000	68.42	6.375		CA	90210
1377353	P	1	P	S	1/17/02	2/1/32	360	715	350550	350550	369000	95	9.875	30	CA	94545
1378620	P	1	P	S	11/21/01	12/1/31	360	684	112500	112422.57	126500	90	7.875		UT	84106
1379043	P	7	R	F	2/4/02	3/1/32	360	773	488800	488800	715000	68.36	6.25		NV	89052
1379402	P	1	C	F	12/3/01	1/1/32	360	666	460000	460000	675000	68.15	6.5		CA	90019
1379742	P	1	R	F	1/21/02	2/1/32	360	776	417500	417500	640000	65.23	6.625		MA	02026
1380682	P	1	P	F	1/18/02	2/1/32	360	783	400000	400000	520000	80	6.375		CT	06831
1380738	I	7	P	F	1/9/02	2/1/32	360	689	101400	101400	122000	94.96	8.125	30	NV	89032
1381617	P	1	C	S	1/14/02	2/1/32	360	641	480000	480000	600000	80	7.875		UT	84098
1381576	P	1	C	S	2/22/02	3/1/32	360	773	394000	394000	625000	63.04	6.875		CA	91208
1381643	P	7	R	F	12/20/01	1/1/32	360	784	438000	438000	580000	75.52	6.375		CA	91377
1381633	P	1	C	N	1/15/02	2/1/32	360	703	440000	440000	725000	60.69	9.25		NY	11542

1381861	P	1	C	S	12/21/01	1/1/32	360	640	366500	366218.81	490000	79.29	7.625		CA	92024
1383649	P	7	R	F	1/4/02	2/1/32	360	683	499500	499500	625000	79.92	6.25		CA	91206
1384148	P	1	R	F	4/9/01	2/1/32	360	722	462300	462300	549000	84.21	5.875	12	GA	30052
1384306	P	1	C	S	1/29/02	2/1/32	360	681	372000	371737.45	545000	68.26	7.75		CA	92117
1384368	P	1	R	F	3/17/02	3/1/32	360	790	376000	376000	470000	80	6.875		CA	95005
1384374	P	1	R	F	1/14/02	1/1/32	360	774	442000	441569.99	630000	70.16	6		CA	90066
1384777	P	1	C	S	1/4/02	2/1/32	360	671	468240	468240	585300	80	9.25		CT	06785
1384946	P	10	P	N	1/2/02	1/1/32	360	694	315000	315000	365000	90	8.625	30	NY	10573
1387178	P	10	R	F	1/2/02	2/1/32	360	633	76000	76000	95000	80	7.625		CA	91402
1387280	S	1	R	F	1/11/02	2/1/05	360	716	600000	600000	900000	66.67	6.125		CA	92352
1388267	P	10	P	N	11/30/01	12/1/31	360	687	120583	120463.9	127000	94.95	9.5	30	AZ	85225
1388887	P	4	P	S	12/1/01	1/1/32	360	649	424000	423729.63	530000	80	8.26		CA	90291
1390437	P	7	P	N	1/8/02	2/1/32	360	683	144650	144650	153000	94.99	9.25		AZ	85212
1390965	P	7	R	S	12/21/01	1/1/32	360	715	339000	338678.35	511000	66.34	6.25		CA	92253
1391499	P	7	R	F	12/18/01	1/1/32	360	712	468000	467597.06	585000	80	6.75		NV	89117
1392898	P	7	R	F	1/10/02	2/1/32	360	772	359000	359000	490000	73.27	6.375		TX	78759
1393027	P	1	R	F	2/8/02	3/1/32	360	762	354000	354000	525000	67.43	6.375		CA	90046
1393114	P	9	R	F	1/16/02	2/1/32	360	724	176000	176000	201000	87.56	7	30	IL	60637
1393190	P	1	C	F	2/15/02	3/1/32	360	788	520000	520000	700000	74.29	6.625		MO	63006
1394406	P	7	C	S	2/28/02	3/1/32	360	718	340000	340000	425000	80	9		VA	22153
1395581	P	1	P	F	11/15/01	12/1/31	360	714	488000	487080.41	610000	80	6.3		CA	90066
1396473	P	1	R	F	1/21/02	2/1/32	360	786	304000	304000	390000	77.95	6.375		CA	91423
1397355	P	7	R	F	1/9/02	2/1/32	360	719	550500	550500	900000	61.17	6.75		CA	91302
1397946	P	1	R	S	1/16/02	2/1/32	360	784	343000	343000	430000	79.77	7.875		CA	92587
1398079	P	1	C	F	12/26/01	1/1/32	360	786	192000	192000	253000	75.89	6.25		CA	92040
1398225	P	10	C	F	3/12/02	4/1/32	360	696	312000	312000	390000	80	6.25		CA	92130
1398306	I	9	C	S	11/16/01	12/1/31	360	687	334000	333614.27	550000	74.22	6.75		CA	94806
1398958	P	10	C	F	1/17/02	2/1/32	360	729	500000	500000	670000	74.63	5.75		CA	92211
1399141	P	1	P	S	12/4/01	1/1/32	360	716	369140	369140	412000	90	7.25	25	CA	92054
1402324	P	1	P	S	2/19/02	3/1/32	360	772	630000	630000	900000	70	6.5		CA	94024
1403996	P	1	C	S	2/16/02	3/1/32	360	740	356250	356250	475000	75	6.5		CA	92623
1404306	P	1	R	F	12/17/01	1/1/32	360	762	720000	720000	1000000	72	6.75		CA	91207
1404809	P	10	R	F	12/27/01	1/1/32	360	819	328000	328000	410000	80	6.625		CA	90049
1405298	P	1	R	F	1/19/01	3/1/32	360	772	503675	503675	820000	61.42	6.375		CA	94526
1405399	I	1	P	F	1/4/02	2/1/32	360	730	94905	94905	102000	95	6.75	35	NE	68164
1405843	P	7	P	F	2/15/02	3/1/32	360	755	503200	503200	629000	80	6.6		CA	92677
1405896	P	1	C	S	12/24/01	1/1/32	360	755	485000	485000	660000	73.48	7.25		CA	92374
1405916	P	1	C	F	12/19/01	1/1/32	360	833	440000	440000	550000	80	7.5		CA	95120
1406246	P	1	R	F	1/10/02	2/1/32	360	775	375000	375000	490000	76.53	6.75		CA	92626
1406590	P	7	P	S	1/8/02	2/1/32	360	758	650000	650000	950000	68.42	7.125		CA	95946
1407936	P	7	P	F	12/24/01	1/1/32	360	990	231680	231680	289600	80	7.375		NV	89052
1408140	P	1	P	F	1/11/02	2/1/32	360	770	471200	471200	589000	80	6.375		CA	91107
1408531	P	1	P	S	12/18/01	1/1/32	360	755	464000	463610.16	580000	80	6.875		CA	91206
1408630	P	4	C	F	12/7/01	1/1/32	360	754	525000	525000	700000	75	6.625		CA	90046
1408677	P	7	P	S	12/28/01	1/1/32	360	621	146000	145922.31	154000	94.81	9.125	30	NV	89147
1408826	P	1	P	S	1/15/02	2/1/32	360	748	89300	89300	94000	95	8.875	30	IL	61523
1409691	P	7	C	S	2/12/02	3/1/32	360	709	390000	390000	533000	73.17	6.625		CA	92121
1410255	I	1	P	S	1/25/02	2/1/32	360	686	170000	170000	240000	70.83	7.5		IL	60630
1410468	S	1	P	F	1/2/02	1/1/32	360	765	396000	396000	495000	80	6.875		CA	93449
1411152	I	9	P	S	1/25/02	2/1/32	360	649	176000	176000	220000	80	9.25		FL	33314
1411528	P	7	P	F	12/27/01	2/1/32	360	766	375000	375000	475000	78.95	6.125		CA	93401
1411854	P	7	R	S	1/3/02	2/1/32	360	736	456344	456344	750000	60.85	6.625		AZ	85016
1412007	P	10	R	F	1/11/02	2/1/32	360	683	369000	369000	475000	77.68	7		CA	92657
1412105	P	1	C	N	1/8/02	2/1/32	360	651	225000	225000	300000	75	9.125		MT	59101
1412204	P	1	C	F	1/18/02	2/1/32	360	702	450000	450000	645000	69.77	6.625		CA	92028
1412659	P	1	P	N	2/14/02	3/1/32	360	751	423000	423000	475000	90	6.75	30	NJ	07605
1412722	P	1	P	F	12/21/01	1/1/32	360	655	211375	211210.11	227000	95	7.25	30	HI	96740
1412756	P	1	R	F	1/4/02	2/1/32	360	751	610000	610000	802000	76.06	6.875		CA	91602
1412790	P	10	R	F	2/5/02	3/1/32	360	726	403000	403000	664000	60.69	6.875		CA	95062
1412853	P	7	C	F	12/27/01	1/1/32	360	776	307000	306701.82	417000	73.62	6.125		CA	95060
1412861	P	1	R	F	12/12/01	1/1/32	360	778	364000	363678.65	455000	80	6.625		CA	91001
1413221	S	1	R	F	11/10/00	1/1/32	360	776	400000	400000	550000	72.73	7		CO	80424
1413532	P	7	P	F	12/20/01	1/1/32	360	999	295246	295021.34	370000	80	7.375		NV	89052
1413780	P	1	R	S	2/22/02	3/1/32	360	716	380000	380000	550000	69.09	6.5		NJ	07470
1413854	P	9	P	S	1/19/02	2/1/32	360	714	352000	352000	480000	80	7.375		CA	90404
1413888	P	1	C	S	1/28/02	2/1/32	360	630	375000	375000	544000	68.93	8.375		VA	22124
1414534	P	1	R	F	1/10/02	2/1/32	360	688	520000	520000	650000	80	6.75		CA	91935
1414632	P	1	P	S	12/17/01	1/1/32	360	730	396000	396000	495000	80	7.25		CA	90291
1414690	P	1	C	F	2/6/02	3/1/32	360	696	378000	378000	610000	61.97	5.875		CA	92660
1414695	P	1	C	F	12/27/01	1/1/32	360	785	393750	393750	540000	72.92	7		CA	92010
1414739	P	1	P	F	12/18/01	1/1/32	360	722	388000	387674.04	485000	80	6.875		CA	90266
1414746	P	1	R	S	12/27/01	1/1/32	360	719	330000	330000	440000	75	6.875		CA	92020
1414756	P	1	R	F	1/7/02	2/1/32	360	719	362000	362000	485000	74.64	6.375		CA	90278
1414857	P	1	P	S	12/19/01	1/1/32	360	696	308000	308000	385000	80	6.375		CA	91791
1415050	P	1	C	F	2/22/02	3/1/32	360	719	942500	942500	1455000	65	6.75		CA	92014
1415356	P	1	P	F	2/8/02	3/1/32	360	725	620000	620000	775000	80	7.25		CA	94920
1415556	P	1	P	S	1/14/02	2/1/32	360	684	365750	365750	385000	95	9.875		CA	94063
1415997	P	1	R	F	1/17/02	2/1/32	360	739	593000	593000	855000	69.36	6.25		DC	20007
1416000	P	1	C	F	1/28/02	2/1/32	360	784	470000	470000	655000	71.76	6.75		CA	93908
1416112	P	1	P	F	1/3/02	2/1/32	360	711	501200	501200	628000	80	6.625		CA	90048
1416216	P	1	R	F	2/7/02	3/1/32	360	717	456000	456000	570000	80	6.5		CA	94587
1416225	P	1	C	F	1/3/02	2/1/32	360	730	510000	510000	680000	75	6.25		CA	94025
1416389	P	7	R	F	1/8/02	2/1/32	360	725	436000	436000	650000	67.08	6.625		CA	91301
1416478	P	1	R	F	1/28/02	2/1/32	360	742	352000	352000	440000	80	6.375		VA	24018
1417558	P	7	R	S	3/8/02	4/1/32	360	711	352000	352000	440000	80	6.25		CA	92604
1417629	P	1	R	F	1/10/02	2/1/32	360	758	511000	511000	660000	77.42	5.875		CA	94080
1417772	P	7	P	S	1/9/02	2/1/32	360	692	998000	998000	1600000	64.12	8		CA	91302
1418183	P	1	P	N	1/18/02	2/1/32	360	770	459000	459000	520000	90	8.75	30	MN	55416
1418206	P	1	C	F	2/15/02	3/1/32	360	740	360000	360000	515000	69.9	6.75		CA	94066
1418479	P	7	R	F	1/21/02	2/1/32	360	729	415200	415200	519000	80	6.5		CA	92130
1418648	P	5	P	N	1/15/02	2/1/32	360	751	204250	204250	215000	95	6.625	30	NY	11693
1418695	P	1	C	F	1/9/02	2/1/32	360	700	562500	562500	750000	75	6.375		CA	94596
1419480	P	1	C	F	1/7/02	2/1/32	360	697	650000	650000	925000	70.27	6.5		CA	95616
1420008	P	1	R	S	12/8/00	1/1/32	360	736	625000	625000	860000	72.67	6.625		UT	84092

1420032	P	7	R	F	1/25/02	2/1/32	360	772	308500	308500	475000	64.95	6.75		CA	92629
1420071	P	1	P	S	12/14/01	1/1/32	360	718	360000	359726.07	400000	90	7.375	25	CA	92009
1420093	P	1	C	F	12/21/01	1/1/32	360	698	388000	388000	500000	77.6	6.5		CA	90292
1420392	P	10	P	F	1/3/02	2/1/32	360	710	572000	572000	715000	80	7.125		CA	90291
1420426	P	7	R	F	2/8/02	3/1/32	360	786	346800	346800	455000	76.22	6.375		CA	94596
1420520	P	7	P	F	1/8/02	2/1/32	360	780	408720	408720	512000	80	6.875		CA	94043
1420600	P	7	C	F	1/8/02	2/1/32	360	771	310000	310000	475000	65.26	6.25		CA	91377
1420672	P	1	C	S	1/17/02	2/1/32	360	736	460000	460000	700000	65.71	6.25		IL	60187
1420673	P	10	R	F	1/26/02	2/1/32	360	762	359000	359000	465000	77.2	6.375		CA	94941
1420799	P	1	P	F	1/16/02	2/1/32	360	626	377625	377625	410000	95	7.875	30	CA	95023
1420945	P	7	R	F	12/24/01	1/1/32	360	793	408000	408000	510000	80	6.25		CA	94085
1420971	P	10	R	F	12/13/01	1/1/32	360	686	382400	382400	490000	80	6.875		CA	90272
1420972	P	10	P	S	12/17/01	1/1/32	360	714	318000	317739.34	400000	79.98	7		CA	92618
1421521	P	10	P	S	1/3/02	2/1/32	360	755	440000	440000	550000	80	7.375		CA	90024
1421946	P	7	R	F	2/7/02	3/1/32	360	729	569000	569000	800000	71.13	6.125		CA	92677
1422164	P	7	R	F	1/9/02	2/1/32	360	698	364000	364000	500000	72.8	6.875		CA	92130
1422673	P	1	P	S	1/10/02	2/1/32	360	737	630750	630750	1750000	75	6.75		CA	90265
1422798	P	1	R	S	2/11/02	3/1/32	360	712	315000	315000	400000	78.75	7.125		CA	95366
1423154	P	10	P	S	3/7/02	4/1/32	360	674	371700	371700	476000	90	8.375	30	NY	10580
1423575	P	10	P	S	12/17/01	1/1/32	360	698	390000	390000	490000	79.59	6.625		CA	90069
1423690	P	10	P	F	1/9/02	2/1/32	360	661	236000	236000	315000	80	6.25		IL	60614
1423985	P	7	P	F	1/31/02	2/1/32	360	691	399000	398593.2	498873	79.98	5.875		CA	91320
1424113	P	4	P	S	1/25/02	2/1/32	360	679	75600	75600	89500	90	10		PA	15825
1424733	P	1	R	S	12/18/01	1/1/32	360	729	302000	302000	420000	71.91	7		CA	90290
1425306	P	1	C	F	1/11/02	2/1/32	360	755	328800	328800	411000	80	6.75		CA	95124
1425736	P	7	R	F	2/6/02	3/1/32	360	732	313000	313000	450000	69.56	6.625		CA	94598
1426185	P	7	R	S	12/26/01	1/1/32	360	727	417600	417600	522000	80	7.625		CA	92629
1426203	P	9	P	N	2/7/02	3/1/32	360	665	178400	178400	225000	80	8.75		CA	90201
1426310	S	7	P	F	1/15/02	2/1/32	360	752	602800	602800	787000	80	8.5		NV	89135
1426316	I	10	P	F	1/15/02	2/1/32	360	727	397500	397500	540000	75	7.25		CA	90049
1429065	P	1	R	S	12/14/00	2/1/32	360	769	500000	500000	645000	77.62	6		CA	90732
1429468	P	1	C	N	1/25/02	2/1/32	360	653	487500	487500	650000	75	9.5		FL	33308
1430292	P	1	R	F	12/20/01	1/1/32	360	700	355000	354701.75	470000	75.53	6.875		CA	90045
1430303	P	1	R	S	1/7/02	2/1/32	360	724	500000	500000	625000	80	7		CA	91362
1430870	P	1	P	F	1/14/02	2/1/32	360	763	578400	578400	725000	79.99	6.25		CA	95135
1431152	P	1	P	S	1/7/02	2/1/32	360	747	356000	356000	460000	80	8.625		CO	80401
1431604	P	1	P	F	1/24/02	2/1/32	360	779	352000	352000	440000	80	6.25		CA	95136
1431875	P	7	R	F	1/18/02	2/1/32	360	752	470500	470500	590000	79.75	6.625		CA	94536
1431908	P	1	C	F	1/25/02	2/1/32	360	646	368000	368000	460000	80	7.5		CA	91030
1432035	P	1	R	F	1/24/02	2/1/32	360	722	358000	358000	455000	78.68	6.875		CA	91504
1432165	P	7	R	S	12/20/01	1/1/32	360	741	425100	425100	550000	77.29	6.5		CA	92602
1432340	P	1	P	F	1/25/02	2/1/32	360	740	496000	496000	620000	80	6.25		CA	95120
1432530	P	1	C	F	1/10/02	2/1/32	360	713	195500	195500	230000	85	6.75	12	IL	60544
1432692	P	1	P	S	1/21/02	2/1/32	360	663	151050	151050	185000	95	7.875	35	ID	83686
1433168	P	10	R	S	12/14/01	1/1/32	360	762	430000	430000	670000	64.18	5.875		CA	92660
1434335	P	1	P	S	12/27/01	1/1/32	360	761	618750	618750	825000	75	6.5		CA	90049
1434375	P	1	R	F	1/23/02	2/1/32	360	694	380000	380000	475000	80	6.625		CA	90066
1434701	P	10	R	F	1/30/02	2/1/32	360	685	526000	526000	675000	77.93	6.375		CA	94107
1434741	P	1	P	S	1/3/02	2/1/32	360	748	348500	348500	497000	90	6.875	25	CA	92262
1434833	P	1	C	F	11/16/01	12/1/31	360	706	364000	363323.93	455000	80	6.375		CA	90045
1434947	P	1	C	F	1/26/02	2/1/32	360	718	300000	300000	445000	67.42	6		CA	95123
1435387	P	1	C	F	1/31/02	2/1/32	360	757	562500	562500	750000	75	6.5		CA	95124
1436810	P	1	R	F	4/16/01	1/1/32	360	757	421600	421600	650000	64.86	6.125		CA	92116
1436974	P	1	P	S	1/16/02	2/1/32	360	670	432250	432250	455000	95	8.5	30	OH	43082
1437510	P	7	P	S	1/18/02	2/1/32	360	709	400000	400000	605000	66.12	6.75		CA	95746
1437566	P	1	C	F	2/1/02	3/1/32	360	738	348000	348000	435000	80	6.875		CA	91105
1437095	P	4	P	S	1/22/02	2/1/32	360	724	342000	342000	380000	90	6.25	25	NY	11434
1438060	P	7	C	F	1/29/02	2/1/32	360	777	600000	600000	910000	65.93	6.25		CA	94586
1438233	P	7	C	S	1/18/02	2/1/32	360	758	400000	400000	500000	80	7.875		CA	93065
1439016	P	1	P	F	8/24/01	9/1/31	360	632	400000	397427.27	460000	87.91	6.5	25	FL	33706
1439094	P	1	P	S	1/25/02	2/1/32	360	704	317600	317600	400000	80	6.5		CA	90027
1439165	P	1	P	F	1/3/02	2/1/32	360	781	458000	458000	572500	80	6.5		CA	91504
1439265	P	7	P	F	1/17/02	2/1/32	360	742	562000	551409.86	690000	80	5.625		CA	92270
1439481	P	7	C	S	2/16/02	3/1/32	360	669	750000	750000	1000000	75	8.5		CA	92806
1439635	P	1	P	S	1/11/02	2/1/32	360	750	380000	380000	455000	80	6.875		CA	95148
1439724	I	1	P	F	1/10/02	2/1/32	360	701	98550	98550	118000	94.96	8.375	30	NV	89032
1439797	I	7	P	F	1/22/02	2/1/32	360	701	101430	101430	118000	94.99	8.25	30	NV	89032
1440267	P	1	P	S	2/14/02	3/1/32	360	760	485000	485000	685000	70.8	6.75		CA	92660
1440269	P	1	R	F	6/24/01	2/1/32	360	736	568000	568000	710000	80	6.25		CA	94002
1440992	P	1	P	F	3/22/01	1/1/32	360	797	480000	479576.51	600000	80	6.625		CA	92324
1441061	P	7	C	F	1/3/02	2/1/32	360	710	613000	613000	940000	65.21	6.875		CA	92672
1441241	P	1	P	S	1/15/02	2/1/32	360	640	323000	323000	470000	68.72	7.125		CA	92314
1441370	P	1	P	S	2/1/02	2/1/32	360	710	207950	207950	223000	95	7.25	30	MA	01516
1441416	P	1	R	F	1/25/02	2/1/32	360	756	229400	229400	324000	70.8	6.375		GA	30328
1441717	P	1	C	F	1/11/02	2/1/32	360	692	372000	372000	465000	80	6.375		CA	95658
1441722	P	7	P	S	1/28/02	2/1/32	360	784	400000	400000	630000	67.98	5.875		CA	92130
1441938	P	7	P	N	1/30/02	2/1/32	360	788	469350	469350	521500	90	8.625	30	ID	83703
1441958	P	1	P	N	3/13/02	4/1/32	360	722	348300	348300	387000	90	8.125	30	NY	10552
1442021	P	7	P	F	1/9/02	2/1/32	360	789	549000	549000	749000	73.3	6.75		CA	90291
1442103	P	1	P	F	3/14/01	1/1/32	360	772	395000	395000	495000	79.8	6.125		HI	96740
1442297	P	1	R	S	2/16/02	3/1/05	360	716	531500	531500	745000	71.34	6.375		CO	81621
1442303	P	1	C	F	2/26/02	3/1/32	360	692	500000	500000	710000	70.42	5.875		GA	30030
1442511	P	10	P	S	2/4/02	3/1/32	360	716	125600	125600	157000	80	5.75		CT	06804
1442528	P	1	P	S	2/12/02	3/1/32	360	768	1575000	1575000	2250000	70	8.375		NY	11545
1442734	P	1	C	F	2/8/02	3/1/32	360	642	382000	382000	425000	89.88	8	25	NY	11215
1442894	P	7	C	S	1/18/02	2/1/32	360	751	335000	335000	460000	72.83	7.125		CO	80120
1443037	P	1	C	F	1/26/02	2/1/32	360	695	340000	340000	495000	68.69	6.625		CA	95124
1443380	P	1	P	F	2/26/02	3/1/32	360	677	382500	382500	437000	90	7.625	25	NJ	07726
1443484	I	9	P	S	1/29/02	2/1/32	360	656	325500	325500	605000	72.17	8.375		CA	90814
1443530	P	10	P	F	1/10/02	2/1/32	360	772	447600	447600	560000	80	7		CA	90403
1443743	P	1	R	S	2/1/02	2/1/32	360	667	412000	412000	515000	80	7.625		NJ	07016
1443900	P	12	C	S	1/11/02	2/1/32	360	631	245000	245000	350000	70	9.875		NY	10019
1444389	P	1	C	F	3/4/02	4/1/32	360	771	425000	425000	670000	63.43	6.875		CA	90049
1444468	P	1	R	S	4/26/00	1/1/32	360	714	840500	840500	1300000	64.65	7.125		CA	90211

1445283	P	1	R	S	9/7/00	1/1/32	360	749	747000	747000	1150000	64.96	6.625		CA	92026
1445537	P	1	R	S	4/19/01	1/1/32	360	766	710000	710000	1100000	64.55	7		CA	92651
1445813	P	7	C	S	2/22/02	3/1/32	360	690	311250	311250	415000	75	8		CA	92630
1446471	P	1	P	S	1/11/02	2/1/32	360	999	314250	314250	419000	75	8.125		CA	90291
1446841	P	1	R	F	1/10/02	2/1/32	360	823	163200	163200	204000	80	8.25		IL	60423
1446857	I	1	P	F	1/28/02	2/1/32	360	718	680000	680000	850000	80	9.5		CA	90272
1446981	P	10	R	F	1/24/02	2/1/32	360	737	310000	310000	425000	72.94	6.625		CA	96134
1447621	P	1	C	S	2/25/02	3/1/32	360	656	416250	416250	555000	75	7.875		DC	20016
1447790	S	1	P	S	1/11/02	2/1/32	360	808	488000	488000	610000	80	8.5		CA	90265
1447799	P	10	P	F	1/28/02	2/1/32	360	696	452000	452000	565000	80	6.5		CA	94114
1447859	P	1	P	F	1/14/02	2/1/32	360	785	402800	402800	504000	80	6.875		CA	94596
1447986	P	1	P	S	2/25/02	3/1/32	360	698	166250	166250	180000	95	8.25	30	MI	48310
1448530	P	1	P	F	2/22/02	3/1/32	360	796	336000	336000	420000	80	6.375		CA	94086
1448612	P	1	P	F	1/10/02	2/1/32	360	687	364000	364000	456000	80	6.5		CA	90405
1448620	P	1	P	F	1/22/02	2/1/32	360	742	576000	576000	720000	80	5.875		CA	90008
1448636	P	1	C	F	1/30/02	2/1/32	360	693	375000	375000	615000	60.96	6.875		CA	95650
1449041	P	7	P	S	1/16/02	2/1/32	360	741	395000	394868.15	595000	66.39	6.875		CA	92653
1450328	P	1	C	F	2/20/02	3/1/32	360	629	348000	348000	435000	80	6.125		CA	91607
1450728	P	1	P	S	2/5/02	3/1/32	360	737	349000	349000	410615	84.99	7.5	12	CA	94585
1450897	P	1	P	S	1/9/02	2/1/32	360	718	378000	378000	479000	80	6.875		CA	91362
1450924	P	1	P	N	2/21/02	3/1/32	360	703	237400	237400	250000	95	9.75		MA	02760
1450954	P	7	P	S	2/6/02	3/1/32	360	761	168000	168000	250000	70	8.49		CA	91355
1450973	S	10	C	F	2/22/02	3/1/32	360	698	455000	455000	700000	65	6.25		NY	10009
1451090	P	1	R	F	2/18/02	3/1/32	360	621	650000	650000	900000	79.04	7.375		CA	91604
1451333	P	1	C	S	1/22/02	2/1/32	360	704	330000	330000	440000	75	6.75		WA	98273
1451459	P	1	P	F	1/17/02	2/1/32	360	724	392000	392000	490000	80	6.75		CA	90077
1451525	P	1	P	F	1/17/02	2/1/32	360	757	632000	632000	790000	80	6.375		CA	91436
1451666	P	10	R	F	2/8/02	3/1/32	360	762	450000	450000	640000	70.31	6.375		CA	92612
1451814	P	1	C	F	2/1/02	3/1/32	360	761	392000	392000	490000	80	6.625		CA	90291
1451979	P	1	P	F	3/8/02	4/1/32	360	691	569200	569200	690000	80	6.375		CA	94070
1452065	P	1	P	S	2/11/02	3/1/32	360	774	308850	308850	500000	64.21	6.25		WA	98258
1452169	P	1	P	F	2/1/02	3/1/32	360	758	452000	452000	565000	80	6.5		CA	92705
1452816	P	7	C	F	1/17/02	2/1/32	360	627	260710	260710	290000	89.9	7.125	25	IL	60091
1453600	P	7	P	F	1/25/02	2/1/32	360	695	448800	448466.93	500000	89.98	7.5	25	CA	92392
1453881	P	7	C	F	2/21/02	3/1/32	360	699	417200	417200	596000	70	6.375		CA	91935
1454391	P	1	R	F	1/24/02	2/1/32	360	737	333000	333000	434000	76.73	6.5		CA	91104
1454435	P	1	R	S	2/15/02	3/1/32	360	750	393750	393750	525000	75	6.5		CA	94015
1454442	P	1	C	S	3/12/02	4/1/32	360	655	251000	251000	335000	74.92	6.75		CA	91750
1454457	P	7	C	F	2/22/02	3/1/32	360	740	650000	650000	910000	71.43	6.375		CA	91355
1454853	P	1	R	S	1/11/02	2/1/32	360	739	312000	311711.03	390000	80	6.375		CA	94553
1454881	P	1	R	S	3/13/01	2/1/32	360	731	569000	569000	775000	73.42	6.375		CA	94019
1455073	P	1	C	S	2/12/02	3/1/32	360	659	450000	450000	705000	63.83	6.375		IL	60302
1455408	P	4	R	S	12/29/00	2/1/32	360	732	975000	975000	1500000	65	6.375		CA	94107
1455801	I	1	P	S	2/13/02	3/1/32	360	716	335300	335300	479000	70	7.625		CA	92122
1456287	P	1	P	S	2/14/02	3/1/32	360	796	500000	500000	625000	80	6.75		CA	91436
1457211	P	1	P	F	1/29/02	2/1/32	360	782	564000	564000	705000	80	6.375		CA	94941
1457227	P	1	C	F	2/22/02	3/1/32	360	756	325000	325000	450000	72.22	6.5		CA	96150
1457263	P	1	R	S	2/5/02	3/1/32	360	735	446250	446250	595000	75	6.625		CA	90266
1457276	I	1	C	S	2/20/02	3/1/32	360	656	535000	535000	680000	78.68	9.25		CO	80203
1457329	P	1	C	F	1/25/02	2/1/32	360	746	400000	400000	520000	76.92	6.375		CA	94553
1457743	P	7	R	F	2/4/02	3/1/32	360	748	512000	512000	655000	79.94	6.75		CA	92692
1458205	P	1	R	F	1/28/01	3/1/32	360	780	750000	750000	1005000	74.63	6.5		CA	90254
1458896	P	7	P	F	2/21/02	3/1/32	360	684	420000	420000	527000	80	6.125		CA	92083
1459297	P	1	R	F	2/15/02	3/1/32	360	732	415000	415000	550000	75.45	6		CA	92103
1459321	P	4	C	S	2/26/02	3/1/32	360	741	525000	525000	800000	65.63	6.625		CA	90036
1459496	P	7	R	F	1/23/02	2/1/32	360	717	562500	562500	710000	79.22	6.5		CA	92653
1460174	P	1	P	S	2/13/02	3/1/32	360	723	310500	310500	345000	90	7.125	25	CA	95401
1461166	P	1	C	F	2/1/02	3/1/32	360	730	345000	345000	480000	71.88	6.55		CA	91401
1461228	P	1	R	F	2/2/02	2/1/32	360	795	395000	395000	610000	64.75	6.5		CA	94549
1461286	P	1	R	F	2/4/02	3/1/32	360	783	420000	420000	530000	79.25	6.5		CA	90266
1461345	P	1	R	F	1/30/02	2/1/32	360	735	475500	475500	650000	73.15	6.5		CA	94070
1462015	P	7	R	F	2/27/02	4/1/32	360	727	384000	384000	485000	78.28	6.25		CA	92692
1462401	P	7	P	F	1/9/02	2/1/32	360	747	405000	405000	531000	76.27	6		CA	92677
1462416	P	1	R	S	1/24/02	2/1/32	360	725	474000	474000	650000	72.92	6.25		CA	92009
1462436	P	1	P	F	2/8/02	3/1/32	360	727	380000	380000	475000	80	6.25		CA	92691
1462588	P	7	P	S	2/25/02	3/1/32	360	687	322400	322400	404000	79.8	7.25		CA	92673
1462731	P	1	P	S	2/28/02	3/1/32	360	734	352000	352000	440000	80	7.5		CA	92107
1462784	P	1	C	S	2/27/02	4/1/32	360	706	406000	406000	580000	70	6.625		CA	90066
1463139	P	10	P	F	1/30/02	2/1/32	360	680	442500	442500	572500	77.29	6.5		MA	02446
1463165	P	7	R	F	2/6/02	3/1/32	360	737	359500	359500	455000	79.01	6.125		AZ	85718
1463234	P	1	P	F	2/1/02	3/1/32	360	620	392000	392000	490000	80	6		CA	92648
1463415	P	7	C	N	2/13/02	3/1/32	360	665	628000	628000	785000	80	9.875		CA	92130
1463478	P	10	R	F	2/4/02	2/1/32	360	762	337000	337000	560000	60.18	6.125		IL	60613
1463496	P	1	P	S	1/22/02	2/1/32	360	735	396000	396000	495000	80	6.5		CA	90291
1463609	P	1	P	F	3/8/02	4/1/32	360	778	334000	334000	420000	80	6.25		CA	94536
1463838	P	1	C	F	2/8/02	3/1/32	360	709	363750	363750	485000	75	6.625		CA	94533
1463876	P	7	R	F	1/31/02	2/1/32	360	772	535000	535000	725000	73.79	6.125		CA	94043
1463905	P	7	R	F	2/14/02	3/1/32	360	751	532000	532000	665000	80	6.5		CA	95050
1463978	P	1	R	S	9/19/00	2/1/32	360	797	730000	730000	1150000	63.48	6.25		CA	91311
1464100	P	7	R	F	2/22/02	3/1/32	360	777	600000	600000	825000	72.73	6.376		CA	91377
1464112	P	1	R	F	2/22/02	3/1/32	360	788	600000	600000	830000	79.36	6		CA	91301
1464163	P	1	R	F	2/7/02	3/1/32	360	751	365000	365000	460000	79.35	6.125		CA	95136
1464292	P	7	R	F	1/28/02	3/1/32	360	718	308000	308000	450000	68.44	6.125		MD	20879
1464679	P	1	R	F	1/25/01	3/1/32	360	782	360000	360000	575000	62.61	5.875		CA	94018
1464875	P	1	C	F	2/6/02	3/1/32	360	783	427500	427500	570000	75	6.625		MA	01970
1465964	S	10	C	F	2/22/02	3/1/32	360	709	337500	337500	450000	75	7.625		CA	90802
1465994	P	1	R	F	2/8/02	3/1/32	360	792	308000	308000	385000	80	6.625		CA	96123
1466002	P	1	R	F	2/8/02	3/1/32	360	716	375000	375000	505000	74.26	6.5		CA	95125
1466193	P	1	R	F	2/27/02	3/1/32	360	745	504000	504000	710000	70.99	6.375		CA	95129
1466593	P	1	R	F	2/6/02	3/1/32	360	761	304000	304000	380000	80	6.25		CO	80210
1467093	P	10	P	S	2/22/02	3/1/32	360	726	400000	400000	510000	80	6.125		CA	90403
1467111	P	1	R	F	2/15/02	3/1/32	360	664	421000	421000	630000	66.83	6.25		CA	94904
1467287	P	1	R	F	2/4/02	3/1/32	360	749	320000	320000	400000	80	6.125		CA	94063
1467547	P	1	P	S	2/22/02	3/1/32	360	770	417600	417600	523000	79.98	6.875		CA	94806

1468595	P	1	C	S	2/5/02	3/1/32	360	782	307000	307000	425000	72.23	5.875		CA	92009
1469607	P	1	P	S	2/14/02	3/1/32	360	782	230000	230000	330000	70.34	6.6		CA	93420
1469720	P	1	R	S	12/6/00	2/1/32	360	725	425000	425000	575000	73.91	6.625		CA	92065
1470215	I	9	P	F	2/21/02	3/1/32	360	669	364000	364000	480000	80	8.25		IL	60647
1470389	P	1	C	F	2/6/02	3/1/32	360	684	336000	336000	420000	80	6.6		CA	90064
1470412	P	1	C	F	1/28/02	2/1/32	360	734	355900	355900	445000	79.98	6.125		CA	95128
1471048	P	1	C	S	2/20/02	3/1/32	360	665	328000	328000	480000	80	7.25		SC	29576
1471099	P	7	R	F	2/8/02	3/1/32	360	750	405000	405000	535000	75.7	6.6		CA	94556
1471353	P	1	R	F	4/4/01	3/1/32	360	811	484945	484945	655000	74.04	5.875		NV	89511
1472626	P	4	P	S	2/21/02	3/1/32	360	657	624000	624000	780000	80	9		CA	90254
1474116	P	1	R	S	2/20/02	3/1/32	360	639	749900	749900	1160000	64.65	7.625		CO	80424
1474297	P	1	C	F	2/6/02	3/1/32	360	763	420000	420000	616000	68.18	6.5		CA	95014
1474411	P	1	R	F	2/20/02	3/1/32	360	786	648000	648000	860000	78.23	6.25		CA	94070
1475134	P	1	P	S	1/31/02	2/1/32	360	669	260100	260100	295000	90	8	30	IL	60304
1475234	P	1	R	S	2/5/02	3/1/32	360	716	329000	329000	390000	84.36	7	12	CA	94550
1475772	P	7	C	F	2/6/02	3/1/32	360	748	400000	400000	600000	66.67	6.125		AZ	85249
1476711	I	1	C	S	2/12/02	3/1/32	360	654	199000	199000	265000	75.09	8.5		IL	60647
1477157	P	1	C	F	3/4/02	4/1/32	360	757	95200	95200	119000	80	5.625		CO	81001
1477669	P	1	P	S	2/19/02	3/1/32	360	759	333500	333500	416900	80	7.125		CA	94520
1477681	I	9	P	F	2/13/02	3/1/32	360	730	224000	224000	280000	80	6.5		CA	91201
1478473	P	1	P	S	3/11/02	4/1/32	360	713	496000	496000	620000	80	7.25		CA	92262
1478653	P	1	P	S	3/11/02	4/1/32	360	675	436450	436450	485000	89.99	8.75	30	CA	94583
1478972	P	1	P	S	2/22/02	3/1/32	360	639	359765	359765	390000	95	8.875	30	GA	30179
1479287	P	1	P	S	2/12/02	3/1/32	360	699	484000	484000	605000	80	7.25		CA	90077
1480624	P	1	R	S	2/21/02	3/1/32	360	730	340000	339728.11	425000	80	7.125		CA	95139
1481326	I	1	C	F	2/23/02	3/1/32	360	663	431000	431000	575000	74.96	6.375		CA	94306
1481445	P	1	R	F	2/22/02	3/1/32	360	755	999900	999900	1350000	74.07	6.375		CA	94941
1481528	P	1	P	S	2/25/02	3/1/32	360	756	420000	420000	529000	80	7		CA	92028
1481673	P	1	C	S	2/26/02	4/1/32	360	716	395000	395000	595000	66.39	6.625		CA	94523
1481966	S	10	P	N	2/22/02	3/1/32	360	647	35600	35600	48000	80	9.875		FL	33140
1483638	P	1	R	F	2/26/02	3/1/32	360	773	649000	649000	1070000	60.65	6		CA	90049
1483710	P	4	P	F	2/7/02	3/1/32	360	759	405600	405600	520000	80	6.25		CA	90266
1483739	I	1	C	S	2/14/02	3/1/32	360	646	325500	325500	465000	70	6		CA	90291
1483740	I	1	C	S	2/13/02	3/1/32	360	646	341250	341250	455000	75	6		CA	90291
1484262	P	7	P	F	3/12/02	4/1/32	360	751	937500	937500	1250000	75	6.625		CA	92660
1484359	P	10	R	S	3/12/02	4/1/32	360	741	336300	336300	425000	79.13	6.5		CA	92648
1484496	P	1	R	S	3/1/02	4/1/32	360	717	456000	456000	630000	72.38	6.25		CA	92651
1484675	P	1	P	S	2/22/02	3/1/32	360	675	400000	400000	500000	80	8		CA	94930
1485104	P	10	P	F	3/8/02	4/1/32	360	747	650000	650000	850000	76.47	6.25		CA	92101
1485666	P	7	P	F	3/13/02	4/1/32	360	684	468000	468000	585000	80	6.75		CA	92679
1486246	P	1	C	F	3/6/02	4/1/32	360	714	450000	450000	675000	66.67	6.25		CA	92037
1486774	P	1	R	S	3/1/02	4/1/32	360	701	622000	622000	875000	71.09	6		CA	94960
1487042	P	1	P	N	2/26/02	3/1/32	360	672	700000	700000	880000	80	9.5		TN	37027
1487301	S	7	P	S	2/13/02	3/1/32	360	779	321300	321300	472000	70	6.125		CA	94514
1487948	P	7	R	F	3/4/02	4/1/32	360	686	425000	425000	605000	70.25	6.375		CA	92673
1488792	P	1	R	F	3/5/02	4/1/32	360	714	548000	548000	700000	78.29	6.75		CA	95123
1488664	P	1	C	S	2/26/02	4/1/32	360	768	360000	360000	548000	65.69	6.75		CA	94587
1490694	P	1	P	F	2/19/02	3/1/32	360	750	650000	650000	860000	75.58	6.6		CA	90274
1490667	P	1	C	F	3/1/02	4/1/32	360	681	382500	382500	510000	75	6.875		CA	94901
1491599	P	7	P	F	2/22/02	3/1/32	360	780	375852	375852	596000	63.06	6.375		CA	92677
1491649	P	7	R	S	2/28/02	4/1/32	360	729	469000	469000	670000	70	6		CA	92677
1492930	P	1	P	F	2/26/02	3/1/32	360	643	728250	728250	975000	75	7.875		CA	91011
1493031	P	7	P	F	3/6/02	4/1/32	360	749	604000	604000	850000	80	6.375		CA	92679
1493327	P	1	C	S	3/12/02	4/1/32	360	645	128000	128000	160000	80	7.5		FL	33323
1493697	P	1	R	F	3/13/02	4/1/32	360	766	376000	376000	540000	69.63	6.75		CA	95051
1494103	I	1	R	F	3/6/02	4/1/32	360	761	493500	493500	710000	70	7		CA	95129
1494257	P	1	R	S	5/10/01	3/1/32	360	705	628000	628000	950000	66.11	6.125		HI	96740
1494355	P	1	P	F	3/7/02	4/1/32	360	679	650000	650000	915000	72.22	6.375		MD	20895
1495075	P	1	P	F	3/7/02	4/1/32	360	760	640000	640000	1000000	78.53	6.625		NY	10570
1495203	P	1	P	S	2/28/02	3/1/32	360	676	360000	360000	450000	80	7.375		MD	20815
1496620	P	1	R	F	3/1/02	4/1/32	360	733	429920	429920	545000	80	6.375		CA	92649
1497019	P	1	R	F	3/5/02	4/1/32	360	784	496000	496000	655000	75.72	6.625		CA	94040
1498647	P	7	P	S	2/20/02	3/1/32	360	706	543000	543000	725000	75	7.375		CA	92009
1499610	P	10	P	S	3/19/02	4/1/32	360	753	389250	389250	520000	75	7		NY	10011
1500406	P	1	P	S	3/6/02	4/1/32	360	707	476000	476000	690000	80	7.375		AZ	85258
1500587	I	4	C	S	2/28/02	3/1/32	360	654	232000	232000	290000	80	6.375		CO	80401
1500680	P	1	P	F	3/5/02	4/1/32	360	730	488000	488000	610000	80	6.125		CA	95120
1501441	I	10	P	F	2/22/02	3/1/32	360	777	382500	382500	510000	75	7.25		CA	90403
1501543	P	7	P	S	2/19/02	3/1/32	360	737	491600	491600	615000	80	6.375		CA	92679
1501947	P	1	P	F	3/6/02	4/1/32	360	720	452000	452000	565000	80	6.25		CA	95037
1508179	P	7	R	F	3/11/02	4/1/32	360	745	374000	374000	477000	78.41	6.625		CA	92656
1509095	P	4	P	S	2/26/02	3/1/32	360	676	359200	359200	449000	80	7		CA	90405
1509449	P	9	C	S	2/25/02	3/1/32	360	651	377600	377600	472000	80	8.25		IL	60622
1509620	P	1	P	S	2/28/02	3/1/32	360	687	425600	425600	540000	80	7		CA	91501
1512734	P	1	R	S	5/24/01	3/1/32	360	717	575000	575000	830000	69.28	7		CA	94030
1514351	P	1	P	S	3/4/02	4/1/32	360	729	396000	396000	500000	80	6.625		CA	92677
1515242	P	1	C	F	3/6/02	4/1/32	360	703	495000	495000	660000	75	6.75		CA	91105
1515490	P	1	R	S	3/4/02	4/1/32	360	759	474400	474400	630000	80	7.25		CA	90068
1520146	P	10	P	F	3/14/02	4/1/32	360	751	601875	601875	802500	75	6.375		CA	90254
1521004	I	10	C	S	3/19/02	4/1/32	360	661	263250	263250	351000	75	9		FL	34236
1524465	P	1	P	F	3/7/02	4/1/32	360	760	506000	506000	650000	80	6.375		CA	90290
870715	P	1	P	S	5/16/00	6/1/30	360	742	217600	214172.91	275000	80	8.75		NJ	07755